UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                   FORM 10-SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                                Autoco.com, Inc.
           ----------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


          Minnesota                                  75-2772930
-------------------------------           --------------------------------------
(State or other jurisdiction of           (I. R. S. Employer Identification No.)
incorporation or organization)


       #630, 840 - 6th Avenue S.W.                                     T2P 3E5
----------------------------------------                               -------
(Address of principal executive offices)                              (Zip Code)


Issuer's telephone number (403) 261-3030
                          --------------


Securities to be registered pursuant to Section 12(b) of the Act:   NONE.


Securities to be registered pursuant to Section 12(g) of the Act.

                     24,836,396 Common Shares, $0.001 par value
                  ---------------------------------------------
                                (Title of Class)

ITEM 1. DESCRIPTION OF BUSINESS.

         AUTOCO.COM, INC., formerly Data Acquisition Technologies, Inc. was incorporated under the laws of the State of Minnesota on April 23, 1998 (hereinafter referred to, together with its subsidiaries, as the "Company"). The Company will provide Internet based solutions to the automotive industry's emerging requirements for on-line vehicle sales including wholesale, re-marketing and auction processes. These services will include:

- a bricks and mortar live public auto and liquidation auction business (see note below);

- Internet-based technical business solutions for retail, wholesale, re-marketing and auction sales in the automotive industry with a focus on business-to-business applications. The company will provide most of these services through its web site www.themotorpages.com and its technical software development division; and

- third party contract web site and application software systems development for numerous industries including the automotive industry;

all accomplished through a network of strategically positioned subsidiaries which are as follows:

GTA AUCTIONS & LIQUIDATIONS INC. - an Ontario Provincial corporation operating live public auctions of automobiles and liquidation items for the greater Toronto area ("GTA"). Note: The Company has adopted a formal plan to dispose of GTA effective February 21, 2000. As such, the January 31, 2000 audited financial statements forming part of this submission are prepared on a consolidated basis whereas the first, second and third quarter financial statements reflect GTA as a discontinued operation.

VARIEGATED VENTURES LTD. - a Canadian Federally incorporated company operating the web site www.themotorpages.com and operating under the name The Motorpages.com (the"Motorpages").

OVERVIEW
--------

The Company initiated operations in June 1999 with the launch of its live public auction business through GTA and its Internet Automotive Consumer and Dealer Services business with the acquisition of the business and substantially all of the assets of 1336666 Ontario Inc. The Company paid 160,000 common shares to GTA and 40,000 shares to 1336666 Ontario Inc. in exchange for the business operations of each of those companies. GTA, as a subsidiary of the Company, continues to operate its live public auction in Ontario and the business of The Motorpages is carried on by a new Canadian corporation, Variegated Ventures Ltd. ("Variegated").

In May 1999, the Company acquired Variegated which became a wholly owned subsidiary. At that time, the sole shareholder in Variegated transferred all of his 100,000 common shares in Variegated to the Company at a nominal value. Variegated currently conducts the business activities of The Motorpages under licence from the Company.

In June 1999, the Company made an offer to acquire all of the issued and outstanding shares of Royal Oak Technologies Inc., ("RTI"), a Nevada corporation. RTI had two wholly owned subsidiaries, Business Information Technology Inc. ("BIT") and Royal Oak Marketing Associates Inc., ("ROM") with executive offices located in Toronto, Canada. In May 2000, the Company rescinded the transaction with the result that the financial statements forming part of this submission do not reflect any of the operations of these companies.

The Company has selected January 31st as its fiscal year end and its first audited year end reported is January 31, 2000. Comparative values include the predecessor company results.

The blend of both product and services to be offered by the various divisions of the Company in part comprises its strategy for ensuring that the Company is foremost positioned in the automotive industry as both a technical solutions provider as well as having implemented an alternative to the traditional methods of conducting business-to-business transactions in this industry. As a result, the Company is well positioned as being an all inclusive provider of services, information, technology and business solutions for the automotive industry. The Company has developed specific business-to-business processes and marketing strategies that will ensure that it meets and exceeds its clients expectations of a full service web site providing state of the art technology to address business-to-business solutions required by the automotive industry.

The Company provides a high degree of initial and continued customer support services which exceeds industry standards. The focus on customer service is a key factor to the success experienced by the Company as it is able to provide a wide range of services and products for all players in the automotive industry.

GTA Auctions & Liquidations Inc. (DISCONTINUED OPERATIONS EFFECTIVE FEBRUARY 21, -------------------------------- 2000)

GTA operates the largest public auction in the Greater Toronto area for automobiles and liquidation goods ranging from jewelry to recreational vehicles of all types. GTA owns and administers the Internet site (www.gta-auctions.com) providing up to date information on public auctions held at GTA headquarters.

GTA Auctions was established in 1996 by Peter Caissie, Stan Munshaw and Brian Barker and the first auction was held on Feb. 18, 1997. The business began as a weekly public automobile auction and quickly diversified to include liquidation auctions and sales as well as purchasing and selling of automobiles and other products. On the basis that the Company has resolved to divest its interest in GTA and to discontinue its association with GTA effective February 21, 2000 no further discussion concerning GTA is relevant. All future financial information reported by the Company subsequent to the January 31, 2000 audited financial statements will not include the GTA operations. The Company is currently negotiating with two parties interested in acquiring GTA.

The Motorpages
--------------

TheMotorPages Internet portal (www.themotorpages.com) has been developed to promote, locate, and facilitate the sales of automobiles through three distinct processes, TheMotorPages.com E-Retail, TheMotorPages.com E-Wholesale, and TheMotorPages.com E-Block. E-Retail is designed to provide dealers with a venue for advertising their vehicles for a fraction of the traditional cost of online advertising to the consuming public. E-Wholesale is designed to bring Dealers together in on-line community to effectively market their wholesale vehicles to one another. E-Block is a revolutionary dealer-based auctioning platform allowing remarketers, manufacturers, and other wholesale vendors to place their vehicles on-line for tender or auction. TheMotorPages incorporates sophisticated web-enabled technology to efficiently and effectively facilitate the sale of the many vehicles in the used vehicles in the North American market. TheMotorPages provides a viable alternatives to facilitate the purchase and sale of automobiles at every stage at which this business is currently being conducted. TheMotorPages also provides dealers with an effective means of exploiting the growing trend of auto industry consumers, utilizing the World Wide Web as a vehicle research and purchase decision-making medium. TheMotorPages is not a lead generating revenue model. The dealer does not pay for any leads and the consumer has free access to all of the information placed on the retail section of TheMotorPages. The consumer navigates the Internet portal through a user-friendly point and click interface making the experience as problem free and seamless as possible. TheMotorPages provides a real-time inventory management system as well as a dynamic advertising platform in order to service the retail dealer needs. TheMotorPages also caters to the wholesale dealers needs by creating a community whereby dealers can efficiently source and advertise their wholesale inventories, within a secure environment. TheMotorPages provides the vehicle remarketer (manufacturer, lease company, daily rental company and other wholesale vendors)with an alternative to the traditional auction method of reselling automobiles eliminating costly transport and auction fees. The online tendering and auction systems designed by TheMotorPages are modelled to provide the remarketer and the purchasing dealer with a cost and time effective method of advertising automobiles for resale. TheMotorPages, inconjunction with its affliates, provides complete remarketing solutions including such services as; transportation, marshalling, wireless conditioning reports and uploading, current online wholesale values, various online sales methods, and registered import services. These processes provide the Dealer with the same level of service, credibility and comfort offered by the traditional auction houses.

Business Strategy
-----------------

TheMotorpages was founded in response to needs expressed by automobile remarketers as well as automobile dealers for an alternative to the traditional remarketing and auction format. TheMotorPages is a vertically integrated B2B and B2C portal providing dealers with its comprehensive, scalable and dynamic technology. TheMotorPages provides a host of services to the remarketers and dealers to facilitate the processof selling and purchasing automobiles in the most effective and efficient manner possible given current Internet technology.TheMotorPages addresses the consumer's needs for an information rich, user friendly Internet portal that provides direct and efficient access to information concerning specific vehicles in specific geographical regions.TheMotorpages has established an Internet portal that understands the 'regionalization' within the automotive industry therefore creating expanded reach and marketing opportunities for dealers. The array of services offered by TheMotorpages will significantly enhance the efficiency of the automobile industry in general and specifically the purchasing process for the dealer and the consumer simultaneously reducing the time and cost of completing automotive transactions. TheMotorpages is a customer-centric organization, focusing on the needs of remarketers, dealers and consumers within an integrated framework to arrive at the most comprehensive business solution available. Management has identified a number of critical factors for a successful implementation of its e-commerce strategy.

TheMotorPages provides a strong value platform to the dealer, with its very affordable subscription rates for dealers promoting their vehicles within the retail and wholesale divisions of the portal. At no additional cost, retail and wholesale leads are provided to these dealers, as part of their subscription package. There are no subscription fees charged to dealers or remarketers for the Auction portion of the portal. Buyers and sellers fees are charged to the qualified bidder (dealer) and vendor (remarketer) for each vehicle deemed sold within each auction. With the in-depth knowledge of the automotive industry provided by its management, TheMotorPages is ideally suited to provide the technical solutions to all of the parties conducting business in the automotive industry in general. In-depth research into the problems, challenges, changing trends, and needs of the automotive industry, auction industry and Internet technology has resulted in ever-evolving customized software specifically designed to address the problems, challenges and needs of the various players in this industry.The technical knowledge of management and the employees of TheMotorPages has resulted in a cost effective development of http://www.themotorpages.com that allows on-going development and research into new technology innovations and business solutions for the automotive industry. Continuing development of new technology provides new and innovative solutions to the automotive industry's current and future needs.

The Internet Portal
-------------------

TheMotorpages Internet portal is divided in to two core sections; the consumer-oriented front end and the secure dealer-centric business to business solution. Consumers may access a database of dealer vehicles via a robust search engine. The secure environment provided for Dealers is composed of; My MotorPages, E-Wholesale, and E-Block. My MotorPages is where all member information, member preferences, activity reports, and inventories are stored and self-maintained. The My Motorpages section also includes a watch feature, a members only message board, and is the area where consumer (retail) and dealer (wholesale) leads are retrieved. E-Wholesale is the platform whereby dealers can advertise their wholesale inventories to one other in a secure environment. E-Block provides various mediums for Remarketers such as: manufacturers, agents, fleet lease companies, daily rental companies, auction houses, and other wholesale vendors, to place their vehicles for auction to Dealers. The various E-Block mediums provided are: Live Auction, Closed Tendor, Dutch Auction, Special Auction, and Traditional Auction. These auctions vary in length and magnitude catering to the specific needs of the remarketer. The E-Block tendering and auction systems do not compromise the integrity of the purchase and sale and provide the Dealer with a comprehensive reconditioning report, complete vehicle description, and photographs on every vehicle. The E-Block on-line tendering and auction systems increase the number of participants at the re-marketing centres and at the auction centres by allowing virtual participation. Research has shown that a larger audience may significantly increase the price of the vehicles sold and thereby increases the profits of the participants. Greater participation in combination with the increased quality of information and integrity produces higher yields to the reseller and provides the dealer with a product that is specifically required without incurring the time and expense to physically have a presence at the traditional auction or remarketing centre.

Principal Products or Services and Their Markets
------------------------------------------------

TheMotorPages' portal (www.themotorpages.com) facilitates the buying and selling processes by providing a state-of-the-art comprehensive scalable and dynamic portal to consumers, dealers, re- marketers and auction participants.

The market for TheMotorPages consists of every dealer, remarketer, manufacturer, auction participant and the consuming public across North America. The business model of TheMotorPages is a combination of both subscription based and transaction based fees. Under this business model, in the E-Block portion of the portal, neither the Dealer nor the Remarketer is charged a fee unless a transaction is consummated. In this case, both the purchaser and the vendor pay a standard transaction fee. The retail consuming public does not pay a fee to TheMotorPages to utilize their services, however there is an annual subscription fee paid by the retail dealer in order to advertise their vehicles on the portal and access the retail leads that have been generated. An annual subscription fee is charged to both users and advertisers on the E-Wholesale section, in turn these participants also have access to the wholesale leads that have been generated Accordingly, under this model it is an irrelevant measurement to quote the number of dealers that are members of the web site as it has no direct bearing on revenues. However, TheMotorPages is primarily concerned with the number of Business to Business transactions it has facilitated as it is forcasted that this will be its foremost revenue generator. Based on Company research, the transaction fee business model is sustainable as the purchasing dealer is required to pay a fee only in the event that he has been sucessfull is finalizing a transaction. Based on internal research, it has been concluded that the dealer will not support a membership based fee that requires payment even if no business is conducted, in an auction-type environment.

TheMotorPages is currently developing wireless business technologies in order to facilitate the process of maintaining online inventory and streamlining the appraisal and conditioning report processes. TheMotorPages will be marketing these technologies to various industry sectors throughout North America from which it will reap sales and monthly services revenues.The Company expects that the array of services offered by TheMotorPages will enhance the efficiency of the automobile purchasing process for the dealer and the consumer by reducing the time and cost of completing automotive transactions. TheMotorPages' target market of manufacturers, re-marketers, dealers and consumers is designed to serve the needs of the automotive industry as a whole within an integrated framework maintaining the integrity of the purchase process to arrive at a level efficiency and interaction not currently available with traditional methods.TheMotorPages will offer vehicles at the wholesale and various remarketing levels and at the retail level to consumers in the traditional online manner similar to most Business-to-Consumer auto web sites. TheMotorPages is unique in its technology for the Business-to-Business aspect and will concentrate its efforts on providing services to the used vehicle marketutilizing its comprehensive, scalable and dynamic technologies.

Distribution Methods of the Products or Services
------------------------------------------------

TheMotorPages has adopted an aggressive marketing campaign encompassing both online and traditional marketing strategies. The Company has identified a number of strategic partners and affiliations within the automotive industry that provide synergistic established networks within the automotive industry. Working with these partners provides TheMotorPages with access to large groups of dealers that currently have working relationships with these partners. Consequently, TheMotorPages is able to approach dealers and other automotive industry participants that currently have existing working relationship with their partners, in order to satisfy mutual goals. The company employs a team of Account Executives to market the services of TheMotorPages to various regions. These Account Executives provide on-going personal service to the Dealer Members, including training and continuous customer support. Consumers are directed to the portal through the use of direct marketing and related Internet marketing techniques. While considerable consumer interest in the portal has already been recorded in the traffic reports, the Company expects traffic to the site to increase upon further marketing.TheMotorPages has targeted the remarketers of off-lease vehicles, daily rentals, and repossessions and has made significant progress with Automotive Research International, Axis Canada Inc., Associates, Allied Holdings Inc., Thrifty Car & Truck Rentals Canada, FleetMax and others. TheMotorPages remarketing venues will be a viable and cost effective alternative to the traditional auctions. TheMotorPages has developed business solutions to provide these services to the retail and wholesale markets of the North American automotive industry.

STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCTS OR SERVICES
---------------------------------------------------------

During the latter part of 1999 and during the first eight months of 2000 the Company was engaged in the process of market research to determine the precise needs of the resellers and purchasers of automobiles. During this time web site development continued to incorporate new features and those initiatives highlighted by the dealers and re-marketers. During the last three months of 2000 the Company operated www.themotorpages.com in a live environment with a number of resellers posting inventories. Dealers were provided with access codes and were invited to use the web site to transact business at no cost to them.

The test phase during the fall of 2000 continued for a number of months during which time the Company became aware of additional web site services and reporting systems requirements. Dealer feedback was extensive and new features were identified. Since the test phase in 2000 the Company has redesigned The Motorpages incorporating new service features, revised graphics and a comprehensive reporting system. The Company is of the opinion that the web site www.themotorpages.com is a full service tool which should be available to the automotive industry by the end of April 2001.

COMPETITIVE BUSINESS CONDITIONS
-------------------------------

A number of companies have developed new web sites for the automotive industry. However, research conducted by the Company reveals that most of the new web sites are oriented towards the Business to Consumer transactions whereby new and used vehicles are sold from the dealer to the retail consumer. The Company does not consider these sites to be competition given that The Motorpages is predominantly a business-to-business site with a clear focus on the re-marketing and auction processes. Other established web sites such as Autobytel and Autoweb are also focused on the Business to Consumer transactions and are not strictly considered to be competitors at this time.

Currently management is aware of one other web site "On Lane" that operates in Canada and is focused on the business-to-business aspect of the automotive industry. Management is unaware of any other entity providing an effective and efficient alternative to the traditional remarketing and auction process for the resale of automobiles. Although a number of web sites claim they have a Business-to- Business component, to the knowledge of management, none have developed technical solutions to the effective conduct of the wholesale, re-marketing and auction of automobiles. The Motorpages has a competitive advantage in that it provides the sellers and dealers with a full service web site including marshaling, transportation, inspection, detailing and a comprehensive reconditioning report. Management is not aware of any other business-to-business web site in the automotive industry that provides the dealer with an on-line Black Book value for every auto included in the On-line tendering process.

The Motorpages has developed new methods of building and maintaining consumer-dealer-website relationships that allows for a positive flow of information and offers "free" sales leads rather than paid sales leads as required by its competitors. Management is not aware of any other web site in the automotive industry that provides free leads and attracts dealer members by offering an advertising forum that is highly effective and allows the dealer to monitor its exposure to the consumer market. The Motorpages believes that the factors affecting the market for Internet based vehicle marketing and sales include:

         1. successful name and brand recognition within the business-to-business sector of the automotive industry;
         2.       functionality and ease of use of the processes through which the resellers and dealers conduct their business;
         3.       dealer education to increase the frequency and effective use of the Internet as a toll to conduct various aspects of the auto business;
         4. information reporting to the resellers of automobiles to ensure that they have accurate and timely information which they will require to establish their business objectives and by which the pricing of used automobiles is determined;
         5. the ability to continue to provide technical solutions to the problems encountered by the resellers and dealers within their own business operations;
         6. dealer satisfaction with the process, pricing and technical services provided on a timely basis.

The Motorpages plans to compete within the market by: 1) incorporating regional search capabilities for the consumer into its product thereby enabling consumers to search for automobiles within their community or a specified geographical area; 2) maintaining a broad dealer base which enables the Company to serve a greater number of communities; 3) maintaining a superior on-line tendering system within which transactions may take place and commissions may be paid; and
4) maintaining superior auction capabilities; and 5) by allowing dealers to conduct business between themselves independent of specific involvement by The Motorpages.

The used auto market in North America is expected to reach 3.4 million units for 2000 and according to CNW Marketing and Research, off-lease vehicle sales for 2000 is expected to be 3.4 million units. Given the magnitude of this market, it is expected that other companies will participate. There is, in managements view, sufficient market volume to support numerous businesses in this industry.

DEPENDENCE ON MAJOR CUSTOMERS
-----------------------------

The Motorpages is currently negotiating contracts with a number of the major auto resellers and wholesalers and auction companies. There is currently no particular reliance on any one major customer. The Motorpages will continue to attract dealer members to its VPDN and thereby reduce any perceived risk on the reliance of any particular group within the automotive industry.

GOVERNMENT APPROVAL AND REGULATION
----------------------------------

Presently, neither the United States federal government nor the Canadian federal government regulates on-line car sales to the consumer or between dealers and the remarketers.

RESEARCH AND DEVELOPMENT
------------------------

The Company is engaged in significant research and development exploring the problems associated with the traditional wholesale, re-marketing and auction processes in North America. As a result proprietary technology has been developed and is being created on an ongoing basis that addresses those problems and challenges brought to our attention by the various participants in the automotive industry. The Motorpages objective is to provide on-line business solutions for the automotive industry and management believes that it will provide the alternative to the traditional methods being employed by the auto industry to re-market automobiles.

COMPLIANCE WITH ENVIRONMENTAL LAWS
----------------------------------

The Company complies with all relevant environmental laws.

EMPLOYEES
---------

The Company currently has thirteen full time employees eleven of which are located in Toronto, Ontario, and two in Calgary, Alberta. None of these employees are represented by any type of labor organization and the Company is not aware of any activity by employees seeking organization. Autoco considers its relationships with its employees to be satisfactory.

INSURANCE
---------

The Company maintains insurance coverage that management believes is reasonable. The Company also maintains extensive data backup procedures to protect both client and Autoco data.

FORWARD LOOKING STATEMENTS
--------------------------

Cautionary Notice Regarding Forward Looking Statements
------------------------------------------------------

The Company cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward- looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements. This Registration contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies; and, (iii) the Company's financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, potential fluctuations in quarterly operating results and expenses, government regulation, technological change and competition. The accompanying information contained in this Registration identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in its filings with the Securities and Exchange Commission.

RISK FACTORS
------------

Development Stage Company
-------------------------

The Company has a limited
operating history upon which an evaluation of the Company, its current business and its prospects can be based, each of which must be considered in light of the risks, expenses and problems frequently encountered by all companies in the early stages of development, and particularly from companies who face competition from other more established companies in this market. Such risks include, without limitation, the ability of the Company to manage its operations, including the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, changes in laws that adversely affect the Company's business, the ability of the Company to manage its operations, the inability of the Company to attract, retain and motivate qualified personnel, and general economic conditions.

The Company also will be dependent upon The Motorpages for its operating revenues. The Company's prospects also must be considered in light of the risks associated with The Motorpages' business which include, without limitation, the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies who face competition from other more established companies in this market. Such risks include, without limitation, the ability of The Motorpages to manage its operations, including the amount and timing of capital expenditures and other costs relating to the expansion of The Motorpages' operations, changes in laws that adversely affect The Motorpages' business, the lack of broad acceptance of The Motorpages' service, The Motorpages' inability to build a customer base, the introduction and development of direct and indirect competitors of The Motorpages, including those with greater financial, technical and marketing resources, the inability of The Motorpages to attract, retain and motivate qualified personnel, and general economic conditions.

Limited Working Capital; Uncertainty of Revenues and Operating Results
----------------------------------------------------------------------

As at January 31, 2000, the Company had a net working capital deficit of $1,626,796 which includes the operating results of GTA and as at October 31, 2000 the end of the third quarter for its January 2001 year end the Company had a net working capital deficit of $451,767 which does not include the operating results of GTA. Since January 31, 2000 the Company has been financed on a needs basis by a small group of financial supporters. The Company continues to rely on this group to meet its working capital needs for the foreseeable future. There can be no assurance that the Company will achieve or sustain positive capital in the future. There can be no assurance that the Company can generate substantial revenue, or that for any revenue that is achieved, growth can be sustained. To the extent that increases in such expenditures precede or are not subsequently followed by increased revenues, our business, results of operations and financial condition would be materially adversely affected.

Net Loss Since Inception; Future Capital Needs; Uncertainty of Additional
Funding
--------------------------------------------------------------------------------

The Company has incurred a net loss of $1,171,369 for the three quarters ending October 31, 2000 and has an accumulated deficit of $2,103,726 since inception. While the Company shall continue to depend on its ability to secure financing, uncertainty exists over its ability to continue as a going concern. The Company cannot assure you that any required additional financing will be available on terms favorable to the Company, or at all. If additional funds are raised by the Company issuing equity securities, stockholders may experience dilution of their ownership interest and such securities may have rights senior to those of the holders of common stock. If additional funds are raised by the Company issuing debt, it may be subject to certain limitations on operations, including limitations on the payment of dividends. If adequate funds are not available or not available on acceptable terms, the Company may be unable to fund expansion, develop or enhance services or respond to competitive pressures, which could have a material adverse effect on business, results of operations and financial condition.

Dependence on Management
------------------------

The Company will be highly dependent on the technical and managerial skills of key employees. Therefore, the success of the Company's business is highly dependent upon its ability to retain such personnel and to identify, hire and retain additional personnel as the need arises. There can be no assurance that the Company will be able to retain existing personnel or to identify or hire additional qualified personnel.

The Company will also be highly dependent upon those employees providing technical skills. There is a recognized shortage of highly skilled individuals and therefore, the success of the Company's business is highly dependent on its ability to retain such technical personnel and to identify, hire and retain additional personnel as the need arises. There can be no assurance that the Company will be able to retain existing personnel or to identify or hire additional qualified personnel.

Increased Competition Could Impact on Market Share
--------------------------------------------------

Notwithstanding the proprietary nature of the developments completed with respect to the web site www.themotorpages.com, it is possible that other companies will also focus on the automobile resale and wholesale markets in both Canada and the USA. As a result, it is possible that The Motorpages will encounter significant competition and reduced margins. The market of Internet solutions in all industries is relatively new and new enterprises are continually attempting to obtain a share of this market. As a result, it is expected that competition will continually increase. Further, the companies engaged in the traditional methods of reselling automobiles are financially strong and hold virtually all of that market to date. The Company expects that renewed efforts on the part of these traditional companies will also provide added competition and may impact on the expected margins to be realized.

The Company cannot be sure that it will be able to successfully compete against either existing Internet companies or the traditional companies. Many of these companies have substantially greater capital, human resources, existing brand loyalty and access to additional financing to further their business objectives at a rate we are currently unable to sustain without additional financing.

Key Personnel - Technical, Sales, Marketing, Managerial
-------------------------------------------------------

As discussed previously, the Company's strategy is to be a full service provider to the automotive industry. The importance of high quality personnel in all fields is critical to the long term success of The Motorpages. However, the supply of highly skilled and motivated individuals is limited and we may not be successful in hiring all of the necessary skills that will be required. The competition for these individuals is intense amongst the technology sector and the continued sourcing of the skills required is becoming increasingly more difficult.

Government Regulation
---------------------

At the present time there is little regulation concerning the Internet and the means of conducting e- commerce. The future may see additional regulation and significant adaptation will be required. The Company is sensitive to this eventuality but there is no assurance that our business model can be adapted with sufficient speed and accuracy to ensure continued and uninterrupted business activity. If the Company is not able to adjust to potential new regulations in a timely manner, then it is possible that for some period of time revenues may decrease.

Certain areas that may directly impact on the Company's Internet activities are:

         1.       federal, state and Provincial taxing regimes;
         2.       franchise laws;
         3.       insurance licensing laws;
         4.       dealership licensing laws;
         5.       bonding requirements;
         6.       reporting regulations both accounting and regulatory;
         7.       motor vehicle licensing laws; and
         8.       automotive industry self regulation requirements.

Any one or all of the above may adversely affect our operations and either result in major changes to the procedures employed, or a reduction in revenues, or an increase in the cost of conducting business.

Reliance on the Internet and Company Servers Third Party Systems
----------------------------------------------------------------

The Company operates its own servers and relies to some extent on third party servers and systems. All of these servers and systems are vulnerable to a number of potential problems that could have the effect of business interruption. If The Motorpages cannot be accessed by our dealer members as a result of server problems, then the auto resale inventory will also not be accessible and the On-line tendering or auction process. The result may be unsatisfied dealers and a loss of revenues. The Company has taken all precautions to ensure this problem is avoided however, there are no assurances that some problems will not be encountered. We have identified the following as possible areas for concern:

         1.       fire damage;
         2.       water damage;
         3.       power loss problems due to system failures beyond our control;
         4.       break-ins;
         5. hostile third party systems attack resulting in overload and shut down;
         6.       telecommunications failures beyond our control; and
         7.       other problems beyond our control.

In the event of prolonged interruption of service, long term damage to our reputation may result and business interruption insurance may not adequately compensate for this eventuality.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Nature of Business
------------------

Autoco.com, Inc. (the Company) is a US Corporation incorporated under the laws of the State of Minnesota on April 23, 1998. The Company has two wholly owned subsidiaries.

Variegated Ventures Ltd. ("Variegated") is an Internet technology development company that intends to provide its services to the automotive industry in North America. Variegated has developed a web site www.themotorpages.com which it owns and will operate. The Motorpages provides Internet based technology to the resellers and manufacturers of automobiles to assist in the resale and auction of used vehicles to the auto dealers across North America. This "business-to-business" Internet technology is intended to provide the used vehicle automotive industry with a viable alternative to the traditional auto re-marketing and wholesale auction processes.

GTA Auctions & Liquidations Inc. ("GTA") is engaged in the business of operating a public auto and liquidation auction.

Autoco has experienced significant losses since its inception from overhead and other costs incurred in the development and growth of the Internet based technology. Autoco continues to incur substantial up- front expenditures and operating costs in connection with the development of its Internet website and marketing efforts. These costs may result in significant losses for the foreseeable future. There can be no assurance that Autoco will be able to successfully implement its growth and business strategies, that revenues will commence in the near future, or that Autoco will be able to achieve or sustain profitable operations.

Business Disposition
--------------------

The Board of Directors, on February 21, 2000, approved a formal plan of disposition to dispose of its wholly owned subsidiary, GTA Auctions & Liquidations Inc. Prolonged and significant loses incurred to date in this subsidiary along with a distinct lack of go-forward business strategy prompted this decision.

Comparative Amounts
-------------------

Autoco was incorporated on April 23, 1998 but did not commence active operations until May 1, 1999. Accordingly, the following discussion and analysis compares the financial position of Autoco as at January 31, 2000 after nine months of consolidated operations. Further discussion will include the three month first quarter results ending April 30, 2000, the six month second quarter results ending July 31, 2000, and the nine month third quarter results ending October 31, 2000.

Results of Operations
---------------------

Autoco did not earn any revenue for the three months ended April 30, 2000, the six months ended July 31, 2000 and the nine months ended October 31, 2000 as the website page is still in the development and testing stage. It is anticipated that this website will be fully operational in the first quarter of 2001 and a revenue stream will commence thereafter. The revenues of $5,601,213 for the nine months ended January 31, 2000 were generated from GTA. No amounts have been included for the 2001 year as this subsidiary is in the process of being disposed of.

Cost of sales for the nine months ended January 31, 2000 were $5,054,808 and gross margin for this period was $546,405. These amounts all relate to the wholly owned subsidiary GTA. No amounts were recorded for the three, six and nine month comparative periods in 2001 as this subsidiary is currently being disposed of.

General and administrative expenses were $2,530,500 for the nine months ended October 31, 2000, $2,217,811 for the six months ended July 31, 2000 and $1,019,489 for the three months ended April 30, 2000. The general and administrative expenses for the nine months ended January 31, 2000 were $1,460,667 of which $900,345 related to GTA (the subsidiary currently being disposed of) and $535,082 which relates to Autoco. All of these costs will continue to be incurred as the Company builds the website into a functional revenue generator. Marketing costs will continue to increase as the Company pursues both buyers and sellers of used vehicles and encourages them to take advantage of the business-to-business technology which Autoco provides. A significant portion of the general and administrative expenses are a result of issuing stock options to consultants for services received, which must be recorded at fair market value by the company. This has been done using the Black Scholes pricing model. These amounts are $303,750, $515,204 and $95,650 for the April 30, 2000, the July 31, 2000 and the October 31, 2000 periods respectively.

Autoco believes that expenses will continue to increase and revenues for the next year will not be sufficient to support growing expenses. Autoco will continue to require additional financing sources, including equity investments, for the next period to support these expenses, with the gap between revenue and expenses lessening as sales revenue commence upon the website becoming functional.

Financial Condition, Liquidity and Capital Resources
----------------------------------------------------

Net cash used in operations was $366,704 for the nine months ended January 31, 2000 as compared to $167,056 for the three months ended April 30, 2000 as compared to $375,195 for the six months ended July 31, 2000 and compared to $279,135 for the nine months ended October 31, 2000. These increases are a result of the increased and continued expenses incurred as noted above. Management plans to raise additional capital in 2001 and is working toward arranging the appropriate equity investments to maintain reasonable levels of working capital and continue viable operations.

Cash on hand was NIL at January 31, 2000 as compared to $4,549 at April 30, 2000 as compared to $2,064 at July 31, 2000 as compared to $248 at October 31, 2000. Minimal cash balances are maintained as all capital raised is deployed to maintain operations. For the nine month period ended October 31, 2000 the Company has issued $568,136 in debentures and $468,206 was used to reduce related party payables with the remainder deployed to maintain operations. For the nine months ended October 31, 2000, the Company incurred $205,544 in website development costs and all of these amounts have been capitalized to date on the Balance Sheet.

Accounts payable have increased to $327,883 for the nine months ended October 31, 2000. Management believes that this trend of increasing liabilities will continue until the website is fully operational and revenues commence. Once revenue commence, the Company will reduce the trade accounts payable in a more timely fashion.

Autoco has not established any lines of credit outside of trade accounts and will not be in a position to negotiate any lines of credit until the website is fully operational and revenues commence.

Fluctuations in Operating Results
---------------------------------

Autoco's quarterly operating results have fluctuated significantly in the past and will likely continue to fluctuate significantly in the future depending on a variety of factors, several of which are not in Autoco's control. The factors include: the timing of the initial functionality of the website along with the associated revenue generation thereafter, the demand for Autoco's products and the products of its competitors, development and promotional expenses related to the introduction of products or enhancements, the degree of market acceptance for Autoco's products and enhancements, the timing of orders from significant customers, changes in computing platforms and changes in personnel. Autoco believes that period to period comparisons of operating results should not be relied upon as indicative of future results.

Financing
---------

Autoco will require financing in the near term in order to continue operations. Management is of the opinion that it has sufficient additional financing sources available once the website becomes functional. This is expected to occur in the first quarter of 2001.

ITEM 3. DESCRIPTION OF PROPERTY.

GTA leases property located at 48 Murray Road and 54 Murray Road, Downsview, Ontario. Pursuant to a 5-year lease expiring on January 31, 2002 (including a purchase option), with the total cost being $768,000.00 plus realty taxes and other charges. The option to purchase is at a price of $1.4 million and the property has recently been appraised at a value of between $1.9 and $2.2 million.

The property is situated on 2.595 acres of paved land, with improvements totaling 9.788 sq. ft. of permanent buildings and a further 8,640 sq. ft. of workshops, garages, and storage. The property consists of two permanent buildings located at the south end of the property, three storage buildings running parallel to Murray Avenue and one brick bungalow in the northeast corner. The total gross area of all the buildings totals 21,128 sq. ft., leaving over 92,910 sq. ft. for parking and driveways The property has a frontage on Murray Avenue of 369.37 ft. by an average depth of 336.00 ft.

The subject real estate has recently been rezoned to M2(60) which is a special amendment permitting many uses such as industrial, retail, commercial sales and residential. GTA maintains its offices, stores its merchandise and conducts its automobile auctions on the property.

The Motorpages has entered into a lease commencing February 2001 at 3500 Dufferin Street, Toronto, Ontario containing approximately 8000 sq. ft. These offices house the technical staff, sales staff accounting and administration. The lease rates are as follows:

        o         First Year        -       $ 9,600 per month
        o         Second Year       -       $11,000 per month
        o         Third Year        -       $14,000 per month
        o         Fourth Year       -       $15,300 per month
        o         Fifth Year        -       $15,800 per month

The Company has leased office space at Suite 630, 840 - 6th Avenue S.W., Calgary, Alberta containing approximately 1500 sq.ft. These offices house executive staff. This lease is currently on a month to month basis at a monthly lease cost of $2,200.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

                                                                     Percent
Title of                                                               of
 Class      Name of Beneficial Owner of Shares  Amount of Shares      Class
--------  ------------------------------------  ----------------  --------------
                Max Wandinger                      3,000,000           14.04%
All
Common          Lauchie MacLean                      716,666            3.35%
shares
                Peter Caissie                        783,217            3.66%

                Blair Coady                          150,000            0.70%

                David C. Highmore                     65,099            0.30%

                Wendy Northrup                        20,000            0.09%

                CEDE & Co.                        11,128,631           52.07%
                P.O. Box 222
                Bowling Green Station
                New York, NY 10274

                Total: Officers & Directors        4,734,982           22.16%

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


    Name                   Age          Position Name
----------------------  ---------- ---------------------------------------------
Max Wandinger                      Chief Executive Officer; Chairman; Director
Peter Caissie                      President; Director
David Highmore                     Vice President- Sales and Marketing
Blair Coady                        Director
Lauchie MacLean                    Director
Brian Barker                       Vice President of Dealer Relations
Wendy Northrup                     Manager of Operations
----------------------  ---------- ---------------------------------------------

         (1) Max Wandinger, the Chairman of the Board, is an attorney and a Chartered Accountant who previously practiced in the areas of international and corporate taxation. After obtaining his law degree in 1989, Mr. Wandinger has provided legal counsel and business direction to numerous corporations in the areas of international transactions, taxation, corporate and commercial law. Mr. Wandinger is a member of the Institute of Chartered Accountants of Alberta, the Canadian Institute of Chartered Accountants, the Alberta Law Society, the Canadian Bar Association, the Canadian Tax Foundation, and the Canadian Petroleum Tax Society. Mr. Wandinger has served on numerous advisory boards for businesses in many different industry segments, has served as a director of an international food and beverages company and currently is on the board of a number of private companies.

         (2) Peter Caissie is the President and co-founder of GTA Auctions & Liquidations, Inc. Mr. Caissie has served the company as its President since December 1996. From November 1987 to March 1996, Mr. Caissie served as the General Manager for AB Auctions' automotive auctions in Toronto Canada. Through the completion of various training seminars and examinations, Mr. Caissie has been accredited as an appraiser by the Canadian Personal Property Appraisals Group. Mr. Caissie has conducted many liquidation auctions and has been the controller of two City of Toronto auctions.

         (3) David C. Highmore has over 18 years experience in management including all aspects of sales, marketing, advertising and promotion, financial administration, operations and development of human resources. From 1985 to 1988 Mr. Highmore developed David C. Highmore & Associates, a manufacturers agency representing numerous high profile manufacturers in the sales and marketing of consumer packaged goods, pharmaceutical and cosmetic industries. Mr. Highmore was President and owner and later sold the company to Tri-Provincial Sales Ltd.. After the sale Mr. Highmore continued on as Vice President of Sales/General Manager from January 1988 to July 1991.

         From 1993 to 1999 Mr. Highmore served as Eastern Regional Manager and was later promoted to National Sales Manager at Rougier Inc,, an international pharmaceutical manufacturer in Canada.

         (4) Blair Coady has since February 1999 served as the President and Secretary of Shannon International Resources, Inc., which is engaged in oil and gas exploration in Eastern Canada. The company is a full Reporting Issuer with the Securities and Exchange Commission, and should begin trading on the NASD Electronic Bulletin Board in the near future. Mr. Coady served as Chairman of the Board, President and Secretary of Wolf Industries, Inc., from August 1996 to April 1998. The company trades on the NASD Electronic Bulletin Board and was active in the oil and gas service industry at that time. Since October 1996, Mr. Coady has been Chariman of the Board, President and Secretary of Calgary Chemical, a custom blender of production chemicals for the oil and gas industry. From 1992-1995, Mr. Coady served as Chairman of the Board of Earthwhile Development, Inc., a Canadian corporation involved in waste management- specifically, solvent recycling, bioremediation and composting. From 1985 to 1992, he served as Chairman of the Board and Director of Calto Industries, Inc., a Canadian corporation engaged in the exploration, development and production of oil and gas in Western Canada and the Southern United States. From 1966 to 1976, Mr. Coady was a Partner, Director and Vice President in Bongard, Leslie & Co., Ltd, A Canadian Investment Dealer and Brokerage Firm.

         (5) Lauchie MacLean was an original partner and shareholder in the startup of GTA Auctions & Liquidations Inc. Mr. MacLean has been a majority shareholder in Promotional Technologies, Inc., an Internet solutions company, since 1997. In 1996, Mr. MacLean became the President of Steeple Holdings, a gift shop operations and holding company. In 1994, Mr. MacLean served as the President of Glenora Distillers, Ltd., a single malt whiskey distiller. Prior to his service with Glenora, Mr. MacLean was a Director and Officer at Burnt Point Resources, a mining exploration company. Also in 1993, Mr. MacLean served as the President of 1020825 Ontario, Inc., a holding company. In that same year, Mr. Maclean was a shareholder, Director and Secretary of Murdoch Market Development, a wholesale food representative company that develops business within Canadian grocery chains. In 1992, Mr. MacLean became the President of Regal Tours, a tour wholesaler.

         (6) Wendy Northrup is the Manager of Sales and Operations with The Motorpages. Prior to joining The Motorpages in 1999, Ms. Northrup represented national pharmaceutical companies such as Rougier Inc. and Technilab Inc. at the key account and regional management levels on behalf of her own company, Wendy Northrup & Company which she formed in 1995. Ms. Northrup began her sales and marketing career in the cosmetic, giftware and pharmaceutical industries in 1992 representing various large manufacturing corporations. Prior to her work in sales, Ms. Northrup served as Senior Claims Specialist with Allstate Insurance between 1988 and 1992. Throughout her career Ms. Northrup has been actively involved in her family's motorcycle and recreational vehicle business, Toys For Big Boys Ltd., named as one of the 100 most profitable businesses in Atlantic Canada for the past several years. Ms. Northrup is a licensed insurance adjuster and a member of the Canadian Professional Sales Association.


ITEM 6. EXECUTIVE COMPENSATION.

(a) Compensation of Executive Officers
--------------------------------------

Max J. Wandinger          Chairman/Chief Executive Officer/Director           $180,000.00/year
Peter J. Caissie          President/Director                                  $ 52,000.00/year
David C. Highmore         Vice President- Sales and Marketing                 $ 75,000.00/year
Wendy Northrup            Manager of Operations                               $ 75,000.00/year

NOTE: NEITHER MR. WANDINGER NOR MR. CAISSIE HAVE RECEIVED ANY COMPENSATION UP TO AND INCLUDING OCTOBER 31, 2000. BOTH HAVE WAIVED THEIR RIGHTS TO RECEIVE THESE AMOUNTS FOR THIS PERIOD AND THE COMPANY HAS, AS A RESULT, NOT RECORDED THE EXPENSE OR THE RELATED PAYABLE. MR. HIGHMORE AND MS. NORTHRUP HAVE ONLY
RECEIVED PART PAYMENTS FROM TIME TO TIME AND THE COMPANY IS OBLIGATED TO PAY THESE ADDITIONAL AMOUNTS.

(b) Compensation of Directors
-----------------------------

Max J. Wandinger                                     None
Peter J. Caissie                                     None
Blair Coady                                          None
Lauchie MacLean                                      None

All of the above individuals have Stock Options of 100,000 shares/common stock at an Exercise Price of $0.50 USD per share; granted 1/00.

(c) Employment Contracts and Termination of Employment and Change-in-Control Arrangements
--------------------------------------------------------------------------------

The Company has no employment contracts at this time. However, employment contracts are currently being negotiated with David Highmore and Wendy Northrup.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Lauchie MacLean, through 1020825 Ontario, Inc., owned 25% of GTA. Pursuant to that transaction discussed in this 10SB, the Company acquired GTA. As a result of the acquisition of GTA by the Company, Mr. MacLean, through 1020825 Ontario, Inc., received 616,666 common shares of the Company.

ITEM 8. LEGAL PROCEEDINGS

Mr. Robert Stevenson, former director of ROTI, filed suit to recoup alleged payments due to him for his interest in 449,991 Exchangeable shares in 779639 Alberta Ltd. Based on certain misrepresentations made by Mr. Stevenson, the Company's Board did not honor his payment request.

An action was commenced by Mr. Stevenson and a Statement of Claim was filed February 1, 2000 in the Supreme Court of Nova Scotia. Mr. Stevenson claimed losses and damages due to a breach of fiduciary duty owed to him as a result of the Exchangeable Shares not being honored and the unlawful retention of same. Mr. Stevenson also claimed breach of broker-client contractual relationship by the Defendant, Merrill Lynch, and he sought the following relief:

         o An Order requiring the Defendant, Merrill Lynch, to settle his account;
         o   An Order returning his shares;
         o   Alternatively, an Order directing the exchange of his shares;
         o Damages for the wrongful retention of his lawful property, and the opportunity costs lost as a result of such retention;
         o Damages for the loss of his property and lost opportunity costs associated with same;
         o   Damages for his wrongful dismissal;
         o   Damages for breach of fiduciary duty;
         o Punitive damages for the actions taken by various representatives of the Defendant, Autoco.com and Royal Oak Technologies Inc. and the Defendant, Max Wandinger;
         o   Costs and interest.

In December, 2000 an Order of the Supreme Court of Nova Scotia was consented to by the parties whereby Mr. Stevenson's action was discontinued without costs.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         (a)      Market Information
                  ------------------

                  The Company's shares traded on the OTC Bulletin Board under the symbol "AOOO," until August 28, 2000 and is currently quoted from time to time in the over the counter market.

                  The following table sets forth the high and low bid prices for Autoco's (AOOO) common stock as reported by the OTC Bulletin Board and Nomura Research Institute, Ltd. for that period quoted in the over the counter market.


  Date            High         Low         Close           Volume
Feb 2001         0.172        0.016        0.047        107,600.00
Jan 2001         0.188        0.016        0.094        109,900.00
Dec 2000         0.125        0.016        0.047        174,700.00
Nov 2000         0.266        0.031        0.063        641,200.00
Oct 2000         0.625        0.031        0.250        254,700.00
Sep 2000         0.625        0.031        0.219        254,300.00
Aug 2000         0.250        0.063        0.078      2,221,300.00
Jul 2000         0.453        0.172        0.188      1,574,500.00
Jun 2000         0.516        0.375        0.406      1,236,900.00
May 2000         1.000        0.438        0.438      1,337,400.00
Apr 2000         1.016        0.438        0.813      1,361,500.00
Mar 2000         1.516        0.625        1.016      3,691,200.00
Feb 2000         1.000        0.438        0.875      4,514,000.00
Jan 2000         0.531        0.375        0.484      2,587,800.00
Dec 1999         0.688        0.375        0.484      2,312,700.00
Nov 1999         1.031        0.313        0.469      2,345,900.00
Oct 1999         1.625        0.688        0.938      1,299,900.00
Sep 1999         1.938        1.375        1.500        835,100.00


These quotations above reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

         (b)      Holders
                  -------
                  As of May 1, 2000 or later, the Company had 134 shareholders of record.

         (c)      Dividends
                  ---------
                  The Company has not declared any dividends since inception and does not intend to declare or pay any cash dividends in the foreseeable future. Rather, any net earnings shall be used for working capital and other corporate purposes.

                  On January 4, 1999, the NASD amended its rules regarding listing of securities for trading on the Bulletin Board which it operates. Effective Janaury 4, 1999, securities of corporations will not be listed for trading on the Bulletin Board unless the corporation files reports pursuant to Section 13 or 15(d) of the SECURITIES EXCHANGE ACT of 1934. Accordingly, the Company's common stock will not be listed for trading on the Bulletin Board until such time as this registration is declared effective by operation of law and the Company has satisfied all outstanding comments issued by the Securities and Exchange Commission.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

The following securities have been sold by the Company since May 1, 1999, the time at which Autoco acquired its current business operations.

         1. Purchase and Sale Agreement with the shareholders of GTA, GTA and 1336666 Ontario Inc. The Company issued 3,333,334 shares in the aggregate to the above noted entities for the acquisition of substantially all of the busines carried on by GTA (public auction) and 1336666 Ontario Inc. (The Motorpages).

                  On May 1, 1999 the following common shares were issued:

                  - 160,000 common shares were issued to GTA with a recorded value of $6,060
                  - 40,000 common shares were issued to 1336666 Ontario Inc. with a recorded value of $3,940
                  - 3,133,334 common shares were issued to key employees of GTA with a recorded value of $156,666

                  The January 31, 2000 audited statements reflect the issuance of 1,566,667 of these shares at a recorded value of $78,333. An additional 1,566,667 shares are recorded for the first quarter ending April 30, 2000 at a value of $78,333. The second amount of 1,566,667 shares was recorded only after certain performance criteria had been satisfied.

                  There were no underwriters included and all recipients were Canadian residents.

         2. On January 31, 2000, the Company issued 506,062 common shares to a director and officer of the Company at a price of Fifty ($0.50) Cents CDN per share. The shares were issued pursuant to a debt conversion agreement between Max Wandinger and the Company.

         3. On January 31, 2000, 667,000 shares were issued to Veritas Communications Group Inc., a Canadian corporation assisting the Company with investor relations, business strategy, forecasting and business development. The value of services the Company received was determined to be approximately $350,000. The shares and the value of the services received have been recorded in the first quarter ending April 30, 2000.

                  There were no underwriters involved and all recipients were Canadian residents.

         4. On April 18, 2000, 250,000 shares were issued to InsiderStreet.com to assist the Company with internet activities. The services the Company received was determined to be negligible and the shares have a permanent "stop transfer" registered against them.

         5.       On May 11, 2000, 500,000 shares were issued to 4133919
                  Manitoba Ltd., a Canadian corporation assisting the Company with investor relations, business strategy and business development. The value of the services the Company received was determined to be approximately $125,000.

                  There were no underwriters involved and all recipients were Canadian residents.

         6. On June 29, 2000, 1,000,000 shares were issued to Walter Deagle for services rendered with respect to website development. The value of these services was determined to be approximately $250,000.

                  There were no underwriters involved and all recipients were Canadian residents.

         7. On June 30, 2000, the Company received the amount of $870,100 CDN pursuant to a 9% Secured Extendable Convertible Debenture. The Debentures are convertible in units at a conversion price equal to the lesser of:

                  (i)      Fifty ($0.50) Cents CDN;
                  (ii) the lowest price at which common shares of the Company were issued subsequent to the date of the Debenture; or
                  (iii) the 20 day weighted average trading price of the common shares of the Company for the 20 trading days immediately prior to conversion.

                  Each unit consists of one common share and one share purchase warrant, such warrant to entitle the Holder to purchase one additional common share at seventy five ($0.75) cents CDN. The conversion price shall not be reduced to less than twenty ($0.20) cents per common share.

                  The following persons purchased Debentures:
                  -------------------------------------------
                  LARNACA LIMITED                                $  552,100
                  637514 ALBERTA LTD.                                40,000
                  JOE LUYKS                                         128,000
                  GRAEME HIBBERD                                    150,000

                  There were no underwriters involved and all recipients were Canadian or international residents.

         8. On September 10, 2000, the Company issued shares by private offering of 760,000 shares at Twenty ($0.20) Cents CDN for an aggregate investment of $152,000.

                  The following persons purchased common shares at Twenty ($0.20) Cents CDN:
                  -------------------------------------------------------

                  637514 ALBERTA LTD.                                 8,000
                  DONALD ROBERTSON                                   10,000
                  BILL DYMENT                                        33,500
                  CAMDEN CAPITAL CORP.                               33,500
                  MJ & D SERVICES INC.                               33,500
                  RICHARD DEVRIES PROFESSIONAL CORP.                 33,500

                  There were no underwriters involved and all recipients were Canadian residents.

ITEM 11. DESCRIPTION OF SECURITIES.

         (a)  Common Stock
              ------------
         The Company is authorized to issue an aggregate total of 100,000,000 common shares and 50,000,000 preferred shares. The 50,000,000 shares of preferred stock are convertible into shares of common stock. Each preferred share, when converted, shall entitle the holder to ten common shares, at a price of $.10 per share, at any time for ten years from June 16, 1998, at the option of the holder of the preferred shares. The preferred shares shall have no voting rights until converted into common shares.

         In addition to those powers granted to the Board of Directors by Minnesota Statutes, Chapter 302A, the Board of Directors of this corporation shall have the power and authority to fix by resolution any designation, class, series, voting power, preference, right, qualification, limitation, restriction, dividend, time and place of redemption, and conversion right with respect to any stock in the corporation.

         The Company's Articles of Incorporation ("Articles") prohibit any holder of stock in the Company from possessing or exercising any cumulative voting rights. The Articles further prohibit the Company's shareholders from having any preferential, pre-emptive, or other rights of subscription to any shares of any class or series of stock of the Company allotted or sold or to be allotted or sold, now authorized or authorized in the future, or to any obligations or securities convertible into any class or series of stock of the Company, or any right of subscription to any part thereof.

         The Articles expressly disclaim the application of Minnesota Statutes sections 302A.671 (Control share acquisitions), 302A.673 (Business combinations) and 302A.675 (Takeover offer; fair price).

         All holders of outstanding shares of common stock in the Company have the right under Section 302A.471 (Rights of dissenting shareholders) of the Minnesota Statutes to dissent from the merger and to obtain the fair value of their shares. Any shareholder seeking to exercise his rights must follow the procedure specified in Section 302A.473 (Procedures for asserting dissenter's rights) of the Minnesota Statutes.

         There are no other rights or privileges related to dividends, voting and preemption rights or other material rights of common or preferred stockholders.

         In general, under Regulation 144, a person who has held his shares for a period of one (1) year, may sell in ordinary market transactions through a broker or with a market maker, within any three (3) month period a number of shares which does not exceed the greater of one percent (1%) of the number of outstanding shares of common stock or the average of the weekly trading volume of the common stock during the four calendar weeks prior to such sale. Sales under Regulation 144 require the filing of Form 144 with the Securities and Exchange Commission. If the shares of common stock have been held for more than two (2) years by a person who is not an affiliate, there is no limitation on the manner of sale or the volume of shares that may be sold and no Form 144 is required. Sales under Regulation 144 may have a depressive effect on the market price of the Company's common stock.

         (b)      Stock Option Plan
                  -----------------
         The Company has authorized a Stock Option Plan effective June 1, 1999. The Stock Option Plan reserves an unlimited number of common shares for issuance and provides for the grant of inactive and restricted stock options.

         The purpose of the Stock Option Plan is to enable the Company to attract and retain qualified persons as employees, officers, directors and consultants and to motivate the persons by providing them with an equity participation in the Company. The Stock Option Plan is administered by the Board of Directors who are authorized to appoint a Stock Option Committee to determine the persons entitled to receive options.

         The purchase price for the shares subject to the Stock Option Plan is determined by the Board of Directors. As of October 31, 2000 the Company had granted options under the Stock Option Plan to purchase a total of 2,850,000 shares of common stock at exercise prices ranging from $0.50 USD to $0.05 CDN per share. None of the options granted have been exercised to date.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Articles state that the Company shall indemnify persons for such expenses and liabilities in such a manner, under such circumstances, and to the extent required by Minnesota Statutes, Section 302A.521.

Pursuant to Section 302A.521 (2)(a)(1)-(5) of the Minnesota Statutes, a corporation shall indemnify a person made or threatened to be made a party to a proceeding by reason of his official capacity in the corporation against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding, if he was not indemnified by a third party or plan, acted in good faith, received no improper personal benefit, or in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful, and reasonably believed that the conduct was in the best interests of the corporation.

Pursuant to Section 302A.521 (6)(a)(1)-(5) of the Minnesota Statutes, all determinations whether indemnification of a person is required shall be made:

         (1) By the board by a majority of a quorum if the directors who are at the time parties to the proceeding are not counted for determining either a majority or the presence of a quorum;

         (2) If a quorum under clause (1) cannot be obtained, by a majority of a committee of the board, consisting solely of two or more directors not at the time parties to the proceeding, duly designated to act in the matter by a majority of the full board including directors who are parties;

         (3) If a determination is not made under clause (1) or (2), by special legal counsel, selected either by a majority of the board or a committee by vote pursuant to clause (1) or (2) or, if the requisite quorum of the full board cannot be obtained and the committee cannot be established, by a majority of the full board including directors who are parties;

         (4) If a determination is not made under clauses (1) to (3), by the shareholders, but the shares held by parties to the proceeding must not be counted in determining the presence of a quorum and are not considered to be present and entitled to vote on the determination; or

         (5) If an adverse determination is made under clauses (1) to (4), or if no determination is made under clauses (1) to (4) within 60 days after (i) the later to occur of the termination of a proceeding or a written request for indemnification to the corporation or (ii) a written request for an advance of expenses, as the case may be, by a court in this state, which may be the same court in which the proceeding involving the person's liability took place, upon application of the person and any notice the court requires. The person seeking indemnification or payment or reimbursement of expenses pursuant to this clause has the burden of establishing that the person is entitled to indemnification or payment or reimbursement of expenses.

ITEM 13. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTING AND FINANCIAL DISCLOSURE

The Company has not had any changes in or disagreements with its accountants or auditors.


ITEM 14. FINANCIAL STATEMENTS AND INDEX TO EXHIBITS (PURSUANT TO ITEM 601 OF REGULATION SB)


EX-2 Asset Purchase Agreement between Autoco and GTA Auctions & Liquidations, Inc. and 1336666 Ontario Inc.

EX-3(i)  Articles of Incorporation and amendment for Autoco.com, Inc.

EX-3(ii) By-laws for Autoco.com, Inc.

EX-4     9% Secured Extendable Convertible Debenture due June 30, 2001

EX-10.1  Sales/Service Agreement between The Motorpages and Asset Recovery;

EX-10.2  Sales/Service Agreement between The Motorpages and CIA Leasing;

EX-10.3  Sales/Service Agreement between The Motorpages and Pickard Lane
         Leasing;

EX-10.4 Sales/Service Agreement between The Motorpages and Jim Peplinski's Leasemaster National;

EX-10.5  Sales/Service Agreement between The Motorpages and ARI Financial
         Services;

EX-10.6 Technology Partnership Agreement between The Motorpages and Wm. Ward Publishing Ltd.

EX-21    List of Subsidiaries

EX-99.1  1999 Stock Option Plan (Director, Officer, Employee and Consultant)

EX-99.2  Variegated Articles of Incorporation and By-laws

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       AUTOCO.COM, INC.
                                                       ----------------
                                                       (Registrant)


Date: March 21, 2001                          By: /s/ Max J. Wandinger
      --------------                              --------------------------
                                                  Max J. Wandinger
                                                  Chief Executive Officer

                                             AUTOCO.COM, INC.
                                             (FORMERLY DATA ACQUISITION
                                             TECHNOLOGIES, INC.)
                                             CONSOLIDATED FINANCIAL STATEMENTS
                                             (Expressed in U.S. dollars)
                                             January 31, 2000

CONTENTS


                                                                           PAGE

Independent Auditors' Report                                                  1

Consolidated Balance Sheet                                                    2

Consolidated Statement of Operations                                          3

Consolidated Statement of Shareholders' Deficiency                            4

Consolidated Statement of Cash Flows                                          5

Notes to the Consolidated Financial Statements                           6 - 19

INDEPENDENT AUDITORS' REPORT


To the Shareholders of
Autoco.com, Inc.

We have audited the consolidated balance sheet of Autoco.com, Inc. ("Successor Company") (formerly Data Acquisition Technologies, Inc.) and subsidiaries as at January 31, 2000, and the consolidated statements of operations, changes in shareholders' deficiency and cash flows for the nine months ended January 31, 2000 ("Successor period"). We have also audited the accompanying balance sheet of GTA Auctions & Liquidations Inc. ("Predecessor Company") as of October 31, 1998, and the statements of operations, changes in shareholders' deficiency and cash flows for the six months ended April 30, 1999, and the years ended October 31, 1998 and 1997 ("Predecessor periods"). These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audits to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of Autoco.com, Inc. and subsidiaries as at January 31, 2000 and GTA Auctions & Liquidations Inc. as of October 31, 1998 and the consolidated results of their operations and their cash flows for the successor periods and the predecessor periods, in accordance with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant losses, has a working capital deficiency and a shareholders' deficit. The Company's continued existence is dependent upon obtaining financing and the achievement of profitable operations. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                              GRANT THORNTON LLP
Markham, Canada
September 11, 2000                                         Chartered Accountants

================================================================================
AUTOCO.COM, INC.
(FORMERLY DATA ACQUISITION TECHNOLOGIES, INC.)
CONSOLIDATED BALANCE SHEET

                                                      SUCCESSOR     Predecessor
                                                       COMPANY        Company
                                                     ------------   ------------
                                                      JANUARY 31     October 31
(Expressed in U.S. dollars)                              2000           1998
================================================================================

ASSETS
Current
   Cash                                              $         -    $    62,858
   Accounts receivable                                    37,379         14,549
   Inventory (Note 5)                                    178,736         59,233
   Advances receivable                                    49,391              -
   Prepaids and deposits                                  11,321         15,904
                                                     ------------   ------------
                                                         276,827        152,544
Capital assets, net (Note 6)                              77,342         46,978
Website development costs                                 52,219              -
Intangibles                                                1,940              -
Goodwill, net                                            647,818              -
                                                     ------------   ------------

                                                     $ 1,056,146    $   199,522

================================================================================

LIABILITIES
Current
   Bank indebtedness (Note 7)                        $   101,081    $         0
   Accounts payable and accrued liabilities (Note 8)   1,100,874        459,023
   Capital leases (Note 9)                                 6,877              -
   Loans payable (Note 10)                                51,121              -
   Due to related parties (Note 11)                      643,670        155,681
                                                     ------------   ------------
                                                       1,903,623        614,704
Capital leases (Note 9)                                   12,919              -
                                                     ------------   ------------
                                                       1,916,542        614,704
                                                     ------------   ------------

SHAREHOLDERS' DEFICIENCY
Capital stock (Note 12)                                   19,937             75
Contributed surplus                                       86,566              -
Less mutual and reciprocal shareholdings (Note 13)       (10,000)             -
Comprehensive (loss) gain                                (24,542)        36,082
Accumulated deficit                                     (932,357)      (451,339)
                                                     ------------   ------------
                                                        (860,396)      (415,182)
                                                     ------------   ------------

                                                     $ 1,056,146    $   199,522
                                                     ============   ============

================================================================================
Commitments (Note 15)

          See accompanying notes to consolidated financial statements.

===================================================================================================================
AUTOCO.COM, INC.
(FORMERLY DATA ACQUISITION TECHNOLOGIES, INC.)
CONSOLIDATED STATEMENT OF OPERATIONS
(Expressed in U.S. dollars)
===================================================================================================================

                                             Successor
                                              Company                        Predecessor Company
                                         -----------------   ------------------------------------------------------

                                              May 1, 1999        Nov. 1, 1998       Nov. 1, 1997       Nov. 6, 1996
                                         to Jan. 31, 2000    to Apr. 30, 1999   to Oct. 31, 1998   to Oct. 31, 1997
                                               (9 months)          (6 months)        (12 months)        (12 months)
                                         -----------------   ------------------------------------------------------
Revenues
   Vehicle auction sales                      $ 5,095,998        $ 2,631,781        $ 6,497,805        $ 3,300,696
   Liquidation and police auction sales           500,490            156,196            355,290            202,056
   Fees                                             4,725                  -                  -                  -
                                              ------------       ------------       ------------       ------------
                                                5,601,213          2,787,977          6,853,095          3,502,752
                                              ------------       ------------       ------------       ------------

Cost of sales
   Car purchases and costs                      4,680,362          2,424,011          5,827,863          2,982,814
   Liquidation and police purchases               374,446            111,975            264,122            147,142
                                              ------------       ------------       ------------       ------------
                                                5,054,808          2,535,986          6,091,985          3,129,956
                                              ------------       ------------       ------------       ------------

Gross margin                                      546,405            251,991            761,110            372,796
                                              ------------       ------------       ------------       ------------

Selling and administration expenses
   Administrative salaries                        139,746             64,071            158,114             80,740
   Advertising                                    157,565             87,733            206,344            126,676
   Auction                                        171,150             90,857            208,071            150,155
   Bad debts                                       12,846                  -                  -                  -
   Compensation (Note 12)                          78,333                  -                  -                  -
   Depreciation and amortization                   50,018              4,882              7,193              6,036
   Insurance                                       16,514              7,927             13,777             10,077
   Interest and bank charges                      160,155             58,563            116,621             15,232
   Management fees and salaries                   252,140             59,970             97,522             63,824
   Office and general                             120,163             10,424              7,787             11,060
   Professional fees                               97,003              2,116              5,626              4,781
   Property taxes                                  13,561             10,060             20,120              9,094
   Rent                                            91,403             49,434             98,314             78,643
   Repairs and maintenance                         15,922             13,170             16,458             20,146
   Telephone                                       25,016             10,945             21,273             13,176
   Travel                                          40,510                  -                  -                  -
   Utilities                                        8,935              5,910             12,118
                                                                                                             6,267
   Vehicle operations                               9,687                  -                  -                  -
                                              ------------       ------------       ------------       ------------
                                                1,460,667            476,062            989,338            595,907
                                              ------------       ------------       ------------       ------------

Net loss                                      $  (914,262)       $  (224,071)       $  (228,228)       $  (223,111)
                                              ============       ============       ============       ============

===================================================================================================================

Net loss per share, basic and
   diluted (Note 14)                          $     (0.04)       $     (0.01)       $     (0.01)       $     (0.01)
                                              ============       ============       ============       ============

===================================================================================================================

                            See accompanying notes to consolidated financial statements.

                                                                                                                  3

=====================================================================================================================
AUTOCO.COM, INC.
(FORMERLY DATA ACQUISITION TECHNOLOGIES, INC.)
CONSOLIDATED STATEMENT OF SHAREHOLDERS' DEFICIENCY
(Expressed in U.S. dollars)
=====================================================================================================================


                                    Successor Company          Predecessor Company
                                -------------------------   --------------------------                   Accumulated
                                  Common        Common        Common         Common       Accumulated          Other
                                  Shares        Stock         Shares         Stock           Earnings  Comprehensive
                                -----------   -----------   -----------    -----------    -----------    -----------
                                                                                               (Loss)    Gain (Loss)
Predecessor company:

November 6, 1996                         -    $        -        10,000     $       75     $        -     $        -
Foreign currency translation
   adjustment                            -             -             -              -              -          5,557
Net loss                                 -             -             -              -       (223,111)             -
                                -----------   -----------   -----------    -----------    -----------    -----------

October 31, 1997                         -             -        10,000             75       (223,111)         5,557
Foreign currency translation
   adjustment                            -             -             -              -              -         30,525
Net loss                                 -             -             -              -       (228,228)             -
                                -----------   -----------   -----------    -----------    -----------    -----------

October 31, 1998                         -             -        10,000             75       (451,339)        36,082
Foreign currency translation
   adjustment                            -             -             -              -              -        (33,730)
Net loss                                 -             -             -              -       (224,071)             -
                                -----------   -----------   -----------    -----------    -----------    -----------

April 30, 1999                           -             -        10,000             75       (675,410)         2,352

Redemption of common shares              -             -       (10,000)           (75)             -              -

Issuance of common shares       18,170,000        18,170             -              -        657,315         (2,352)
                                -----------   -----------   -----------    -----------    -----------    -----------

Successor company:
May 1, 1999                     18,170,000        18,170             -              -        (18,095)             -

Issue of shares
(Notes 3, 4 & 13)                  200,000           200             -              -              -              -
Issue of shares
(Note 12(iii))                   1,566,667         1,567             -              -              -              -
Foreign currency translation
   adjustment                            -             -             -              -              -        (24,542)
Net loss                                 -             -             -              -       (914,262)             -
                                -----------   -----------   -----------    -----------    -----------    -----------

January 31, 2000                19,936,667    $   19,937             -     $        -     $ (932,357)    $  (24,542)
                                ===========   ===========   ===========    ===========    ===========    ===========

(CONTINUED BELOW)

                                                Company's
                                                 indirect
                                                 interest
                                Contributed        in its          Total   Comprehensive
                                    Surplus    own shares     Deficiency   Income (Loss)
                                -----------   -----------    -----------    -----------
Predecessor company:

November 6, 1996                $        -    $        -     $       75     $        -
Foreign currency translation
   adjustment                            -             -          5,557          5,557
Net loss                                 -             -       (223,111)      (223,111)
                                -----------   -----------    -----------    -----------

October 31, 1997                         -             -       (217,479)    $ (217,554)
Foreign currency translation
   adjustment                            -             -         30,525     $   30,525
Net loss                                 -             -       (228,228)      (228,228)
                                -----------   -----------    -----------    -----------

October 31, 1998                         -             -       (415,182)    $ (197,703)
Foreign currency translation
   adjustment                            -             -        (33,730)    $  (33,730)
Net loss                                 -             -       (224,071)      (224,071)
                                -----------   -----------    -----------    -----------

April 30, 1999                           -             -       (672,983)    $ (257,801)

Redemption of common shares              -             -            (75)

Issuance of common shares                -             -        673,133
                                -----------   -----------    -----------    -----------

Successor company:
May 1, 1999                              -             -             75

Issue of shares
(Notes 3, 4 & 13)                    9,800       (10,000)             -
Issue of shares
(Note 12(iii))                      76,766             -         78,333
Foreign currency translation
   adjustment                            -             -        (24,542)    $  (24,542)
Net loss                                 -             -       (914,262)      (914,262)
                                -----------   -----------    -----------    -----------

January 31, 2000                $   86,566    $  (10,000)    $ (860,396)    $ (938,804)
                                ===========   ===========    ===========    ===========

=====================================================================================================================

                             See accompanying notes to consolidated financial statements.

                                                                                                                    4

=====================================================================================================================
AUTOCO.COM, INC.
(FORMERLY DATA ACQUISITION TECHNOLOGIES, INC.)
CONSOLIDATED STATEMENT OF CASH FLOWS
(Expressed in U.S. dollars)
=====================================================================================================================

                                               Successor
                                                Company                        Predecessor Company
                                           -----------------   ------------------------------------------------------

                                                May 1, 1999        Nov. 1, 1998       Nov. 1, 1997       Nov. 6, 1996
                                           to Jan. 31, 2000    to Apr. 30, 1999   to Oct. 31, 1998   to Oct. 31, 1997
                                                 (9 months)          (6 months)        (12 months)        (12 months)
                                           -----------------   ------------------------------------------------------
Cash derived from (applied to)

OPERATING
   Net loss                                   $   (914,262)         $   (224,071)    $   (228,228)    $    (223,111)
   Adjustments to reconcile net earnings to
   net cash from operations
       Depreciation and amortization                50,018                 4,882            7,193             6,036
       Gain on disposal of asset                    (2,882)                    -                -                 -
       Services for stock                           78,333                     -                -                 -
                                              -------------         -------------    -------------     -------------
                                                  (788,793)             (219,189)        (221,035)         (217,075)
   Change in:
       Receivables                                  24,808               (47,452)         (14,549)                -
       Inventory                                   (86,300)              (33,204)         (49,790)           (9,443)
       Prepaid expenses and deposits                 3,517                 1,066           (2,582)          (13,322)
       Accounts payable and accruals               480,064               161,720          297,990           161,033
                                              -------------         -------------    -------------     -------------
Net cash (used) provided in operations            (366,704)             (137,059)          10,034           (78,807)
                                              -------------         -------------    -------------     -------------

FINANCING
   Bank indebtedness                                56,534                44,549                -                 -
   Capital lease repayments                         (7,420)                    -                -                 -
   Issuance of shares for cash                           -                     -                -                75
   Acquisition of cash (Note 4)                      4,128                     -                -                 -
   Loans payable                                    51,121                     -                -                 -
   Related party advances                          393,087                81,244          (32,618)          188,299
                                              -------------         -------------    -------------     -------------
Net cash provided (used) in financing              497,450               125,793          (32,618)          188,374
                                              -------------         -------------    -------------     -------------

INVESTING
   Advances receivable                             (49,391)                    -                -                 -
   Purchase of intangibles                          (2,014)                    -                -                 -
   Website development                             (52,219)                    -                -                 -
   Proceeds from sale of capital assets              3,986                     -                -                 -
   Purchase of capital assets                       (6,566)              (17,862)          (4,077)          (56,130)
                                              -------------         -------------    -------------     -------------
Net cash used in investing                        (106,204)              (17,862)          (4,077)          (56,130)
                                              -------------         -------------    -------------     -------------

Foreign currency effect on cash                    (24,542)              (33,730)          30,525             5,557
                                              -------------         -------------    -------------     -------------

Net increase (decrease) in cash
  and cash equivalents                                   -               (62,858)           3,864            58,994

Cash and cash equivalents, beginning of period           -                62,858           58,994                 -
                                              -------------         -------------    -------------     -------------

Cash and cash equivalents, end of period      $          -          $          -     $     62,858      $     58,994
                                              =============         =============    =============     =============

Interest paid                                 $     54,925          $     11,219     $     24,513      $     15,232
                                              =============         =============    =============     =============

Income taxes paid                             $          -          $          -     $          -      $          -
                                              =============         =============    =============     =============

=====================================================================================================================

                             See accompanying notes to consolidated financial statements.

                                                                                                                    5

================================================================================
AUTOCO.COM, INC.
(FORMERLY DATA ACQUISITION TECHNOLOGIES, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2000
================================================================================

NATURE OF BUSINESS

Autoco.com, Inc. (the Company) is a US Corporation incorporated under the laws of the State of Minnesota on April 23, 1998. The company has two wholly owned subsidiaries.

Variegated Ventures Ltd. ("Variegated") is an internet technology development company that intends to provide its services to the automotive industry in North America. Variegated has developed a web site www.themotorpages.com which it owns and will operate. The Motorpages provides internet based technology to the resellers and manufacturers of automobiles to assist in the resale and auction of used vehicles to the auto dealers across North America. This `Business to Business' internet technology is intended to provide the used vehicle automotive industry with a viable alternative to the traditional auto re-marketing and wholesale auction processes.

GTA Auctions and Liquidations Inc. ("GTA" ) is engaged in the business of operating a public auto and liquidation auction. GTA has a physical facility in Toronto, Ontario, where it conducts a weekly auto auction and liquidation auction. GTA operates a traditional business enterprise as opposed to a technology internet business.

================================================================================

1.     GOING CONCERN

These financial statements have been prepared using generally accepted accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant losses, has a working capital deficiency and a shareholder's deficit. The Company's continued existence is dependent upon obtaining financing and the achievement of profitable operations. The outcome of these matters cannot be predicted at this time.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the "going concern" assumption used in preparing these financial statements.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used.

The company's plans to mitigate these concerns include performing a detailed review of the business operations with the intention of disposing of loss operations. Management has confirmed additional financing sources once this analysis and disposition is completed.

================================================================================

================================================================================
AUTOCO.COM, INC.
(FORMERLY DATA ACQUISITION TECHNOLOGIES, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2000
================================================================================

2.     SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING PRINCIPLES

The Company's accounting and reporting policies conform to generally accepted accounting principles and industry practice in the United States. The financial statements are prepared in U.S. dollars.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, after elimination of inter-company transactions and balances as follows:

         o For the period ended January 31, 2000, the statements include the operations of both subsidiaries.

         o For the period ended April 30, 1999, the statements include the operations of the subsidiary engaged in the auction of automotive and liquidation items.

         o For the years ended October 31, 1998 and 1997, the statements include the results of the subsidiary engaged in the auction of automotive and liquidation items.

USE OF ESTIMATES

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expense during the period. Actual results could differ from these estimates.

FUNCTIONAL CURRENCY

The functional currency of the Company is the Canadian dollar. The financial statements are presented in U.S. dollars using the principles set out in Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" (SFAS No. 52). Assets and liabilities are translated at the rate of exchange in effect at the close of the period. Revenues and expenses are translated at the weighted average of exchange rates in effect during the period. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are included as part of the accumulated other comprehensive loss (gain) component of the shareholders' deficiency.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, balances with banks and short term deposits with original maturities of three months or less. Bank indebtedness is considered to be a financing activity.

================================================================================
AUTOCO.COM, INC.
(FORMERLY DATA ACQUISITION TECHNOLOGIES, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2000
================================================================================

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVENTORY

Inventory is valued at the lower of cost and net realizable value on a first-in first-out basis for liquidation items, and specific item basis for vehicle inventory.

CAPITAL ASSETS

Rates and bases of depreciation applied to write off the cost less estimated salvage value of property and equipment over their estimated lives are as follows:

       Leasehold improvements                      5 years, straight line
       Furniture and equipment                     20%, declining balance
       Computer equipment                          30%, declining balance

CAPITALIZATION OF INTERNET DEVELOPMENT COST

The Company capitalizes certain costs directly attributable to developing the software for its e-commerce operations under its internet subsidiary. All other costs to develop and implement the internet and e-commerce operations have been expensed as incurred. Capitalized amounts are being amortized on a straight-line basis over the estimated useful life, initially believed to be three years.

INTANGIBLES

Intangibles represent the cost of intellectual property purchased. The cost is amortized on a straight line basis over the estimated life of 5 years. On an ongoing basis, the Company reviews the measurement of the intangibles for possible impairment based primarily on the ability to recover the balance of the intangibles from expected future operating cash flows on an undiscounted basis.

GOODWILL

Goodwill arises on acquisitions and comprises the excess of amounts paid over the fair value of the net assets acquired. Goodwill is recorded at cost and amortized on a straight line basis over a period of 20 years.

The Carrying value of goodwill is assessed annually to determine if a permanent impairment in value exists. The company assess impairment by determining whether the unamortized goodwill balance can be recovered through the undiscounted future operating cash flows of the business to which the goodwill relates.

================================================================================
AUTOCO.COM, INC.
(FORMERLY DATA ACQUISITION TECHNOLOGIES, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2000
================================================================================

REVENUE RECOGNITION

1)     Vehicle and liquidation

Revenue for the vehicle auctions is recognized when the binding purchase and sales agreement is signed, and subsequent collection is reasonably assured. Delivery of the vehicle occurs simultaneously with revenue recognition. Liquidation auction item revenue is recognized upon delivery as all risks and rewards of ownership are transferred. Deposits are recorded as revenue as received as they are non-refundable

2)     Fees

Revenue for membership fees will be charged primarily on an annual basis. Revenue recognition will be recorded over the term of the membership agreement. Fees to businesses completing purchases and sales on the website will be recognized as revenue on a "fee for usage" basis.

STOCK-BASED COMPENSATION

Compensation costs for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost for stock awards is recorded based on the quoted market value of the Company's stock at the time of grant.

ADVERTISING

Advertising costs are expensed as incurred.

INCOME TAXES

The Company accounts for its income taxes under the liability method specified by Statement of Financial Accounting Standards (SFAS) No. 109, ACCOUNTING FOR INCOME TAXES. Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

EARNINGS PER COMMON SHARE

Basic earnings (loss) per share amounts have been computed based on the average number of common shares outstanding. Diluted earnings (loss) per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding options, calculated using the treasury stock method, unless they are anti-dilutive.

================================================================================
AUTOCO.COM, INC.
(FORMERLY DATA ACQUISITION TECHNOLOGIES, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2000
================================================================================

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NEWLY ISSUED ACCOUNTING STANDARDS

1) In June 1999, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued and as amended by SFAS No's. 137 and 138 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company will adopt SFAS No. 133 effective with the first quarter of 2001. The statement establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 will require the Company to measure all derivatives at fair value and to recognize them in its balance sheet as an asset or liability, depending on the Company's rights or obligations under the derivative contract. This standard will not impact the Company's financial statements.

2) In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition". This staff accounting bulletin summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The staff provided this guidance due, in part, to the large number of revenue recognition issues that registrants encounter. The effective date of this bulletin for registrants with fiscal years ending on January 31, is the quarter beginning November 1, 2001. The adoption of this bulletin is not expected to have a material impact on the Company's financial statements.

================================================================================

3.     MERGER

The Company entered into an agreement to acquire the operating assets of GTA in exchange for 160,000 shares of the Company, with a fair market value at the date of issuance of $6,060, and the assumption of certain GTA liabilities. Simultaneously to the acquisition of the operating assets of GTA, the Company entered into an agreement with the former shareholders of GTA to acquire all the issued and outstanding shares of GTA for a nominal amount. See also Note 12(i).

The transaction has been accounted for as a purchase effective May 1, 1999. The acquisition resulted in a new basis of accounting reflecting estimated fair values for assets and liabilities at that date. Accordingly, the financial statements for the periods subsequent to May 1, 1999 are presented on the Company's new basis of accounting, while the results of operations for the prior periods reflect the historical results of the predecessor company. A vertical black line is presented to separate the financial statements of the predecessor and successor companies.

================================================================================

================================================================================
AUTOCO.COM, INC.
(FORMERLY DATA ACQUISITION TECHNOLOGIES, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2000
================================================================================

4.     BUSINESS ACQUISITION

Effective May 1st, 1999, Variegated acquired all of the assets of 1336666 Ontario Inc., which consisted of the domain name www.themotorpages.com and all intellectual property related to the development of this internet web site technology. The consideration paid was 40,000 shares of the Company with a fair market value at the date of acquisition of $3,940. The purchase was accounted for by the purchase method of accounting. See also Note 12(ii).

The net assets acquired are as follows:

Cash                                                              $       4,128
Non-cash current assets                                                  10,701
Capital assets                                                              898
Intangibles                                                               1,940
                                                                  --------------
                                                                         17,667

Due to related party                                                    (13,727)
                                                                  --------------

Total purchase price                                              $       3,940
                                                                  ==============

Consideration:

Shares issued at par value                                        $          40
Contributed surplus                                                       3,900
                                                                  --------------

Total consideration                                               $       3,940
                                                                  ==============

No proforma information has been provided, as the operations of 1336666 Ontario Inc. relevant to the assets acquired were negligible.

================================================================================

5.     INVENTORY                                           2000            1998
                                                           ----            ----

Inventory is comprised of the following:

Liquidation items                                   $    94,646    $     5,509
Vehicles                                                 84,090         53,724
                                                    ------------   ------------

                                                    $   178,736    $    59,233
                                                    ============   ============

================================================================================

================================================================================
AUTOCO.COM, INC.
(FORMERLY DATA ACQUISITION TECHNOLOGIES, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2000
================================================================================

6.     CAPITAL ASSETS                                    2000             1998
                                                         ----             ----

       COST
       Leasehold improvements                   $      47,876    $      42,051
       Furniture and equipment                         26,702           14,512
       Furniture and equipment - leased                15,128                -
       Computer equipment                              10,253            2,616
       Computer equipment - leased                     12,088                -
                                                --------------   --------------
                                                      112,047           59,179
                                                --------------   --------------
       ACCUMULATED DEPRECIATION
       Leasehold improvements                          16,749            6,824
       Furniture and equipment                          9,943            4,733
       Furniture and equipment - leased                 4,186                -
       Computer equipment                               2,456              644
       Computer equipment - leased                      1,371                -
                                                --------------   --------------
                                                       34,705           12,201
                                                --------------   --------------
       NET BOOK VALUE
       Leasehold improvements                          31,127           35,227
       Furniture and equipment                         16,759            9,779
       Furniture and equipment - leased                10,942                -
       Computer equipment                               7,797            1,972
       Computer equipment - leased                     10,717                -
                                                --------------   --------------

                                                $      77,342    $      46,978
                                                ==============   ==============

================================================================================

7.     BANK INDEBTEDNESS

The Company has not negotiated a credit facility. This balance of $101,081 consists of an overdraft of $20,567, with the remainder being attributable to outstanding cheques.

================================================================================

8.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                          2000            1998
                                                          ----            ----

Trade payables                                   $      95,972    $     53,747
Payroll accrual                                         11,364           6,171
Professional fees                                       72,634               -
Taxes and associated costs                             904,898         394,492
Other sales tax                                         16,006           4,613
                                                 --------------   -------------

                                                 $   1,100,874    $    459,023
                                                 ==============   =============

================================================================================

================================================================================
AUTOCO.COM, INC.
(FORMERLY DATA ACQUISITION TECHNOLOGIES, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2000
================================================================================

9.     CAPITAL LEASES                                           2000       1998
                                                                ----       ----

Equipment lease bearing interest at 13% per annum,
repayable in equal quarterly instalments of $684,
maturing January 20, 2003.                                  $  6,702    $     -

Equipment lease bearing interest at 6.25% per annum,
repayable in equal monthly instalments of $273,
with a purchase option of $780 due August, 2002.               8,233          -

Equipment lease bearing interest at 6.25% per annum,
repayable in equal monthly instalments of $91,
with a purchase option of $260 due September, 2002.            2,836          -

Equipment lease bearing interest at 6.25% per annum,
repayable in equal monthly instalments of $102,
with a purchase option of $207 due September, 2001.            2,025          -
                                                            ---------   --------
                                                              19,796

Less:  current portion                                         6,877          -
                                                            ---------   --------

                                                            $ 12,919    $     -
                                                            =========   ========

Interest paid on capital lease                              $  2,208    $     -
                                                            =========   ========


Future minimum lease payments under capital leases as at January 31, 200 are:

       2001$                                                   8,323
       2002                                                    7,916
       2003                                                    5,375
                                                            ---------
                                                              21,614
       Less: interest portion                                 (1,818)
                                                            ---------

                                                            $ 19,796
                                                            =========

================================================================================

10.    LOANS PAYABLE                                            2000       1998
                                                                ----       ----

Non-interest bearing advances payable, no bona
fide terms of repayment, and due on demand.                 $ 11,760    $     -

Loan bearing interest of $13,835 over its term, due
January 31, 2001. A further advance of $15,980 was
received subsequent to year end.                              39,361          -
                                                            ---------   --------
                                                            $ 51,121    $     -
                                                            =========   ========

Interest paid                                               $      -    $     -
                                                            =========   ========

================================================================================

==============================================================================================================
AUTOCO.COM, INC.
(FORMERLY DATA ACQUISITION TECHNOLOGIES, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2000
==============================================================================================================

11.    DUE TO RELATED PARTIES                                                         2000               1998
                                                                                      ----               ----
The following balances are due to several parties, each of which have an ownership interest in the parent company:

Non-interest bearing advances payable, no bona
fide terms of repayment, due on demand.                                          $   571,036      $   155,681

Loan bearing financing charges of $84 per vehicle purchased with the loan principle, no bona fide terms of repayment, due on demand. During the period,
$28,351 of charges were paid (effective interest rate of 52.8% for the period), which are included in the
interest and bank charges expense.                                                    72,634                -
                                                                                 ------------     ------------

                                                                                 $   643,670      $   155,681
                                                                                 ============     ============

==============================================================================================================

12.    CAPITAL STOCK                                                              JANUARY 31       October 31
                                                                                     2000             1998
                                                                                 ------------     ------------
AUTHORIZED
  50,000,000 preferred shares
100,000,000 common shares with $0.001 par value

ISSUED
19,936,667 common shares (1998 - 10,000)                                         $    19,937      $        75
                                                                                 ============     ============


i)       On May 1, 1999, the Company issued 160,000 common shares as consideration in the combination with GTA
         Auctions & Liquidations Inc. ("GTA"). The shares have been recorded at $6,060.

ii)      On May 1, 1999, the Company issued 40,000 common shares with a market value of $3,940 as consideration for the acquisition of the net assets of 1336666 Ontario Inc.

iii)     On May 1, 1999, 1,566,667 common shares with a market value of US $0.05 per share (a market value of
         $78,333), were issued as compensation to key employees of GTA.

iv)      The Company has reserved 1,566,667 common shares to meet the Company's obligations outstanding related to an incentive remuneration package.

v)       The Company has reserved 500,000 common shares to meet the Company's obligations related to the employee stock option plan.

==============================================================================================================

                                                                                                            14

================================================================================
AUTOCO.COM, INC.
(FORMERLY DATA ACQUISITION TECHNOLOGIES, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2000
================================================================================

13.    MUTUAL AND RECIPROCAL SHAREHOLDINGS

A subsidiary owns a non-controlling interest in the Company which, as at January 31, 2000, held approximately 0.97% of the voting shares of the Company. As a result of these holdings, the Company owns an indirect interest in 200,000 of it's common shares and has deducted its proportionate cost thereof from shareholders' equity. Changes in the Company's indirect interest in its common shares are summarized below.
                                                                 Deduction from
                                                      Number      shareholders'
                                                   of shares             equity
                                                ------------     --------------
Balance as at October 31, 1998                            -      $           -

Shares held by subsidiary                           200,000             10,000
                                                ------------     --------------

Balance as at January 31, 2000                      200,000      $      10,000
                                                ============     ==============

================================================================================

14.    NET LOSS PER SHARE

The Company reports earnings per share in accordance with the provisions of SFAS No. 128, Earnings Per Share. SFAS No. 128 requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shares by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

There were stock options and other share issue commitments outstanding at January 31, 2000, for 2,066,667 shares of common stock which were not included in the computation of diluted earnings per share because to do so would be antidilutive.

Basic weighted average shares outstanding for the period was 19,936,667 (Predecessor company, 18,170,000).

================================================================================

15.    COMMITMENTS

The Company has entered into various vehicle lease agreements, and is under a five year lease for the premises which expires on January 31, 2002 (with a purchase option). The minimum lease payments are as follows:

       2001                                                 $     118,274
       2002                                                       124,337
       2003                                                         8,122
       2004                                                         6,768
                                                            --------------
                                                            $     257,501
                                                            ==============

================================================================================

================================================================================
AUTOCO.COM, INC.
(FORMERLY DATA ACQUISITION TECHNOLOGIES, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2000
================================================================================

16.    RELATED PARTY TRANSACTIONS

During the year, the Company incurred the following expenses with related parties:

o $84 per car purchased is paid to Asset Recovery, which is owned by one of the shareholders of the company. During the period, $28,351 of charges were paid. (See Note 11)

o $252,139 of management fees were paid or accrued to related individuals for services rendered during the period.

================================================================================

17.    INCOME TAXES

The Company has not recorded in its financial statements the income tax benefits of tax losses of $1,487,000 as management cannot determine that realization is more likely than not. These losses are available to reduce taxable income in future years and, if not utilized, will expire as follows:

         2004                                     $ 211,000
         2005                                       142,000
         2006                                       235,000
         2007                                       484,000
         2010                                       415,000

================================================================================

18.    FINANCIAL INSTRUMENTS

FAIR VALUES

The company's financial instruments consist of receivables, bank indebtedness, accounts payable, capital lease obligations, amounts due to related parties and loans payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The company operates primarily in Canadian dollars. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

CREDIT RISK

The company's revenues are dependent on a wide customer base and bad debts have not been significant. As such, concentrations of credit risk are considered to be minimal.

================================================================================

================================================================================
AUTOCO.COM, INC.
(FORMERLY DATA ACQUISITION TECHNOLOGIES, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2000
================================================================================

19.    INDUSTRY SEGMENTS

The Company operates in Canada in two industry segments, provision of auction services and internet technology development. Information by segment is as follows:

                                                           May 1, 1999 to January 31, 2000
                                           ----------------------------------------------------------
                                                               Internet
                                                Auction      Technology
                                               Services     Development      Corporate   Consolidated
                                               --------     -----------      ---------   ------------
Revenue from external customers            $  5,596,488     $     4,725     $        -   $  5,601,213
Segment operating gross profit                  541,680           4,725              -        546,405
Depreciation and amortization                    14,174           1,801         34,043         50,018
Financing expense                               159,678             474              3        160,155
Segment pre-tax and net loss                   (353,941)       (119,153)      (441,168)      (914,262)
Segment assets                                  305,953          73,456        676,737      1,056,146

Capital expenditures for segment assets          32,304          17,442          3,122         52,868

The Company's operation prior to May 1, 1999 consisted only of the auction services segment. As a result, no segment disclosure is required.

================================================================================

20.    STOCK OPTIONS

The Company's stock option plan, established May 1, 1999, is accounted for under APB Opinion 25 and SFAS 123 and related interpretations. The options generally vest immediately. The exercise prices for the options granted under the plan are generally equal to or greater than the market value at their grant date.

During the year, the Company granted 500,000 options with an exercise price of $0.50. The exercise price is equal to the market price at the grant date.

Entities that continue to account for employee stock options using APB opinion No. 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied. Had compensation cost for the above stock option plans been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Company's net loss and basic net loss per share would have been reduced to the pro forma amounts indicated below:

                                              9 MONTHS        6 Months      12 Months        12 Months
                                            JANUARY 30        April 30     October 31       October 31
                                                  2000            1999           1998             1997
                                                  ----            ----           ----             ----
Net income (loss)    As reported       $     (914,262)    $  (224,071)   $  (228,228)    $   (223,111)
                     Pro forma         $   (1,131,675)    $  (224,071)   $  (228,228)    $   (223,111)
Net income (loss)
per share, US GAAP,
Basic and Diluted    As reported       $        (0.04)    $     (0.01)   $     (1.01)    $      (0.01)
                     Pro forma         $        (0.05)    $     (0.01)   $     (1.01)    $      (0.01)

================================================================================
AUTOCO.COM, INC.
(FORMERLY DATA ACQUISITION TECHNOLOGIES, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2000
================================================================================

20.    STOCK OPTIONS (CONTINUED)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions used for grants in the nine months ended September 30, 2000, six months ended April 30, 1999, year ended October 31, 1998 and the year ended October 31, 1997 respectively as follows:

                           9 MONTHS      6 Months      12 Months      12 Months
                         JANUARY 30      April 30     October 31     October 31
                               2000          1999           1998           1997
                               ----          ----           ----           ----

Expected volatility         168.76%           N/A            N/A            N/A
Risk free interest rate       6.48%           N/A            N/A            N/A
Expected lives              3 YEARS           N/A            N/A            N/A

A summary of the status of the Company's option plans as of January 30, 2000 and changes during the period ending on that date is represented below:

                                                                       Weighted
                                                                        Average
                                                                       Exercise
                                                             Shares       Price
                                                           --------    --------

Outstanding, beginning of period                                 -     $     -
Granted                                                    500,000        0.50
Cancelled                                                        -           -
                                                           --------    --------

Outstanding, end of period                                 500,000     $  0.50
                                                           ========    ========

Options exercisable at period end                          500,000
                                                           ========

Weighted average fair value of options granted
   during the period                                                   $ 0.435
                                                                       ========


The following table summarizes information about options outstanding and exercisable at January 30, 2001:

                         Options Outstanding and Exercisable
       ----------------------------------------------------------------------
         Range of                             Weighted Avg.
         Exercise             Number             Remaining      Weighted Avg.
           Prices        Outstanding      Contractual Life     Exercise Price
           ------        -----------      ----------------     --------------

           $0.50            500,000               3 years              $0.50

================================================================================

================================================================================
AUTOCO.COM, INC.
(FORMERLY DATA ACQUISITION TECHNOLOGIES, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2000
================================================================================

21.    SUBSEQUENT EVENTS

(1)    Convertible debenture

On June 1, 2000, a $381,918 9% secured extendable convertible debenture due June 30, 2001 was issued. The conversion price is the lesser of fifty cents per share, the lowest price at which the common shares of the company were issued subsequent to June 1, 2000, or the 20 day weighted average trading price of the common shares for the 20 trading days immediately prior to the conversion. As at January 31, 2000, $193,691 of these funds are included in the $571,036 disclosed in Note 11.

(2)    Business disposition

The Board of Directors, on February 21, 2000, approved a formal plan of disposition to dispose of the auction services subsidiary.

================================================================================

                                               AUTOCO.COM, INC.
                                               (FORMERLY DATA ACQUISITION
                                               TECHNOLOGIES, INC.)
                                               CONSOLIDATED FINANCIAL STATEMENTS
                                               (Expressed in U.S. dollars)
                                               April 30, 2000
                                               Unaudited


                                AUTOCO.COM, INC.
                      Condensed Consolidated Balance Sheet
                              as at April 30, 2000
                                   (unaudited - See Note 1)


                                                            April 30,      January 31,
                                                              2000             2000
                                                           ------------   ------------
ASSETS

Current
   Cash                                                    $     4,549    $         0
   Accounts receivable                                               0         37,379
   Inventory                                                         0        178,736
   Advances receivable                                          15,241         49,391
   Prepaid & deposits                                           13,573         11,321
                                                           ------------   ------------
                                                                33,363        276,827
                                                           ------------   ------------

Capital assets                                                  18,076         77,342
Website development costs                                      188,441         52,219
Intangibles                                                      1,893          1,940
Goodwill                                                             0        647,818
                                                           ------------   ------------
                                                               208,410        779,319
                                                           ------------   ------------

Investment (Note 1)                                                  0              0
                                                           ------------   ------------
                                                           $   241,773    $ 1,056,146
                                                           ============   ============


LIABILITIES
Current
   Bank indebtedness                                       $    18,416    $   101,081
   Accounts payable and accrued liabilities                    184,474      1,100,874
   Due to related parties                                      352,343        643,670
   Capital leases                                                6,713          6,877
   Loans payable                                                     0         51,121
                                                           ------------   ------------
                                                               561,946      1,903,623
                                                           ------------   ------------
   Capital leases                                                5,736         12,919
   Debentures (Note 3)                                         386,345              0
                                                           ------------   ------------
                                                               954,027      1,916,542
                                                           ------------   ------------

SHAREHOLDERS' DEFICIENCY
Capital stock (Note 4)                                          22,891         19,937
Contributed surplus                                            840,019         86,566
Translation variance                                             8,659              0
Mutual and reciprocal shareholdings                                  0        (10,000)
Comprehensive loss                                                   0        (24,542)
Deficit                                                     (1,583,823)      (932,357)
                                                           ------------   ------------
                                                              (712,254)      (860,396)
                                                           ------------   ------------
                                                           $   241,773    $ 1,056,146
                                                           ============   ============


                                AUTOCO.COM, INC.
                 Condensed Consolidated Statement of Operations
                            (Unaudited - See Note 1)
                        Three Months ended April 30, 2000



REVENUE                                                    $         0
                                                           ------------

SELLING AND ADMINISTRATION EXPENSE

   Administration salaries                                     450,209
   Advertising                                                  83,098
   Depreciation and amortization                                 1,760
   Benefits                                                      3,154
   Commissions                                                       0
   Consulting                                                  350,000
   Entertainment                                                    97
   Insurance                                                       929
   Interest and bank charges                                       245
   Management fees                                              26,038
   Office and general                                           22,907
   Professional Fees                                            26,579
   Rent                                                          3,789
   Telephone                                                     4,527
   Travel and living                                            41,350
   Vehicle expense                                               4,807
                                                           ------------
                                                           $ 1,019,489
                                                           ------------

NET LOSS FOR PERIOD                                         (1,019,489)

GAIN FROM DISCONTINUED OPERATIONS                             (368,023)
                                                           ------------

NET LOSS                                                      (651,466)

Deficit, beginning of Period                                  (932,357)
                                                           ------------


DEFICIT, END OF PERIOD                                     $(1,583,823)
                                                           ------------

                                AUTOCO.COM, INC.
                  Condensed Consolidated Statement of Cash Flow
                            (Unaudited - See Note 1)
                        Three Months eded April 30, 2000


OPERATING
   Net Loss                                                $  (223,133)
   Depreciation and amortization                                 1,760
                                                           ------------
                                                              (221,373)
   Decrease in working capital                                  54,317
                                                           ------------
                                                              (167,056)
                                                           ------------


FINANCING
   Capital lease repayments                                     (7,183)
   Issuance of shares for cash                                     720
   Issuance of shares for repayment of
    related party advances                                           0
   Issuance of debentures for repayment
    of related party advances                                  291,327
   Issuance of debentures for cash                              95,018
                                                           ------------
                                                               379,882
                                                           ------------


INVESTING
   Website development                                        (188,441)
   Purchase of capital assets                                  (19,836)
                                                           ------------
                                                              (208,277)
                                                           ------------


Net increase (decrease) in cash                                  4,549

Cash, beginning of period                                            0
                                                           ------------

CASH, END OF PERIOD                                        $     4,549
                                                           ============

                                Autoco.com, Inc.
            Notes to the Condensed Consolidated Financial Statements
                               as at April 30, 2000


NATURE OF BUSINESS

Autoco.com, Inc. (the Company) is a United States Corporation incorporated under the laws of the State of Minnesota on April 23, 1998. The Company has two wholly owned subsidiaries.

Variegated Ventures Ltd. ("Variegated") is an internet technology development company that provides its services to the automotive industry in North America. Variegated has developed a web site WWW.THEMOTORPAGES.COM which it owns and operates. The web site has been successfully tested in a series of live test auctions. The Motorpages provides internet based technology to the resellers and manufacturers of automobiles to assist in the resale and auction of used vehicles to the auto dealers across North America. This "Business to Business" internet technology is intended to provide the used vehicle automotive industry with a viable alternative to the traditional auto re-marketing and wholesale auction processes.

GTA Auctions & Liquidations Inc. is in the process of being disposed of.

NOTE 1: DISCONTINUED OPERATIONS

Management and the board of Directors of Autoco.com, Inc. (the Company) have adopted a formal plan to dispose of GTA Auctions & Liquidations Inc. (GTA), a wholly owned subsidiary. This plan was adopted as GTA has accumulated a significant working capital deficiency. The continued existence of the company is dependent upon obtaining financing and such financing has become attainable only with agreement to dispose of GTA. Management is confident that further financing is obtainable. With the functional website tested and now nearing completion, the Company is expected to be able to achieve profitable revenue generating operations in the future. Due to the decision to dispose of GTA, GTA is being treated as a discontinued operation. Therefore the results of operations of GTA have not been included in the Company's consolidated financial statements.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation for the period presented. The results of operations for interim periods are not necessarily indicative of results to be achieved for full fiscal years.

As contemplated by the Securities and Exchange Commission (SEC) under Rule 10-01 of Regulation S-X, the accompanying consolidated financial statements and related footnotes have been condensed and do not contain certain information that will be included in the Company's annual consolidated financial statements and footnotes thereto. For further information, refer to the consolidated financial statements and related footnotes for the year ended January 31, 2000 included in the Company's Report on Form 10-SB.

ACCOUNTING POLICIES

These financial statements have been prepared using generally accepted accounting principles which conform to industry practice in the U.S.A. The financial statements are prepared in US dollars.

                                Autoco.com, Inc.
              Notes to Condensed Consolidated Financial Statements
                              as at April 30, 2000


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and only its wholly owned subsidiary, Variegated.

WEBSITE DEVELOPMENT

Website development cost are capitalized and will be written off on a straight line basis over the estimated useful life of three years, once the website becomes commercially viable.

COMPARATIVE FIGURES

No comparative figures have been prepared as the Company and its active subsidiary, Variegated, only commenced operations in late 1999. The comparative period would only comprise amounts from the discontinued operations of GTA and so they have not been provided as they do not present any relevant and meaningful information.

NOTE 3: DEBENTURES

On June 1, 2000 (effective April 30, 2000), a $386,345 9% secured extendable convertible debenture due June 30, 2001 was issued. The conversion price is the lesser of fifty cents per common share, the lowest price at which the common shares of the Company were issued, or the 20 day weighted average trading price of the common shares for the 20 trading days immediately prior to the conversion.

NOTE 4: CAPITAL STOCK

COMMON SHARES

AUTHORIZED
100,000,000 common shares - .001 par value

ISSUED                                             Number              Dollar
                                                  of Shares            Value
                                                 ------------       ------------

Opening Balance, January 31, 2000                 19,936,667            $19,937

Issuance of shares                                 2,413,667            $ 2,954
                                                 ------------       ------------

Closing Balance, April 30, 2000                   22,350,334            $22,891
                                                 ============       ============


NOTE 5:  COMPENSATION AND PROFESSIONAL SERVICES EXPENSE AND STOCK OPTIONS

The Company's stock option plan, established May 1, 1999. The options generally vested immediately. The exercise prices for the options granted under the plan are generally equal to or greater than the market value at their grant date.

                                Autoco.com, Inc.
              Notes to Condensed Consolidated Financial Statements
                               as at June 30, 2000


On March 15, 2000 the Company issued 540,000 options to the employees of the Company with an exercise price of $0.5. These options are accounted for under APB Opinion 25 and related interpretations. The exercise price is below the market price and accordingly a compensation expense is recognized. These options were recorded as compensation expense of $0.5625 per options for a total of $303,750.

Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied. Had compensation cost for the above stock option plan been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Company's net loss and diluted loss per share would have been reduced to the pro forma amounts indicated below:

   Net loss                                      As reported      $ (223,133)
                                                 Pro forma        $ (373,077)

   Net loss per share,  Basic and Diluted        As reported      $ o
                                                 Pro forma        $ o

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions used for grants. Expected volatility of 133.94%, risk free interest rate of 6.50% and expected lives of 2 years. The estimated fair value of each option was determined to be $0.84.

A summary of the status of the Company's option plans as of April 30, 2000 and changes during the year ending on that date is represented below:

                                                 Shares           Weighted Avg.
                                               -------------      -------------

Outstanding, beginning of year                      500,000       $       0.50
Granted                                             540,000       $       0.50
Exercised                                                 -
Outstanding, end of period                        1,040,000       $       0.50
                                               =============

Options exercisable at period end                   500,000
                                               =============

Weighted average fair value of options
   granted during the period                                      $       0.84
                                               =============

The following table summarizes information about options outstanding and exercisable at April 30, 2000:

Range of            Number             Weighted Avg.
Exercise         Outstanding             Remaining            Weighted Avg.
Prices         and Exercisable       Contractual Life        Exercise Price
--------       ---------------       -----------------       --------------
$  0.50             1,040,000              2.29 years        $         0.5

                                               AUTOCO.COM, INC.
                                               (FORMERLY DATA ACQUISITION
                                               TECHNOLOGIES, INC.)
                                               CONSOLIDATED FINANCIAL STATEMENTS
                                               (Expressed in U.S. dollars)
                                               July 31, 2000
                                               Unaudited


                                AUTOCO.COM, INC.
                      Condensed Consolidated Balance Sheet
                               as at July 31, 2000
                                   (unaudited)
                                                            July 31,       January 31,
                                                               2000           2000
                                                           ------------   ------------
ASSETS

Current
   Cash                                                    $     2,064     $        0
   Accounts receivable                                               0         37,379
   Inventory                                                         0        178,736
   Advances receivable                                           3,362         49,391
   Prepaids and deposits                                             0         11,321
   Recoverable tax                                              25,216              0
                                                           ------------   ------------
                                                                30,642        276,827
                                                           ------------   ------------

Capital assets                                                  16,481         77,342
Website development costs                                      233,549         52,219
Intangibles                                                      1,885          1,940
Goodwill                                                             0        647,818
                                                           ------------   ------------
                                                               251,915        779,319
                                                           ------------   ------------

Investment (Note 1)                                                  0              0
                                                           ------------   ------------
                                                           $   282,557    $ 1,056,146
                                                           ============   ============


LIABILITIES
Current
   Bank indebtedness                                       $    16,080    $   101,081
   Accounts payable and accrued liabilities                    293,417      1,100,874
   Due to related parties                                      385,480        643,670
   Capital leases                                                6,191          6,877
   Loans payable                                                     0         51,121
                                                           ------------   ------------
                                                               701,168      1,903,623
                                                           ------------   ------------

   Capital leases                                                5,711         12,919
   Debentures (Note 3)                                         585,020              0
                                                           ------------   ------------
                                                             1,291,899      1,916,542
                                                           ------------   ------------

SHAREHOLDERS' DEFICIENCY
Capital stock (Note 4)                                          25,981         19,937
Contrubuted surplus                                          1,739,235         86,566
Translation variance                                            12,188              0
Mutual and reciprocal shareholdings                                  0        (10,000)
Comprehensive loss                                                   0        (24,542)
Deficit                                                     (2,786,746)      (932,357)
                                                           ------------   ------------
                                                            (1,009,342)      (860,396)
                                                           ------------   ------------
                                                           $   282,557    $ 1,056,146
                                                           ============   ============

                                AUTOCO.COM, INC.
                 Condensed Consolidated Statement of Operations
                            (Unaudited - See Note 1)

                                                           6 months ended 3 months ended
                                                               July 31,      July 31,
                                                                2000           2000
                                                           ------------   ------------
REVENUE                                                    $         0    $         0
                                                           ------------   ------------

SELLING AND ADMINISTRATION EXPENSE
   Administration salaries                                   1,002,409        552,200
   Advertising                                                 168,000         84,902
   Depreciation and amortization                                 3,462          1,702
   Benefits                                                      4,798          1,644
   Commissions                                                     871            871
   Consulting                                                  730,392        380,392
   Entertainment                                                   145             48
   Insurance                                                     1,642            713
   Interest and bank charges                                       550            305
   Management fees                                              45,834         19,796
   Office and general                                           28,122          5,215
   Professional fees                                            47,214         20,635
   Rent                                                          7,455          3,666
   Telephone                                                    11,313          6,786
   Travel and living                                           154,584        113,234
   Vehicle expense                                              11,020          6,213
                                                           ------------   ------------
                                                             2,217,811      1,198,322
                                                           ------------   ------------

NET LOSS FOR PERIOD                                         (2,217,811)    (1,198,322)

GAIN FROM DISCONTINUED OPERATIONS                             (363,422)        (4,601)
                                                           ------------   ------------

NET LOSS                                                    (1,854,389)    (1,202,923)

Deficit, beginning of period                                  (932,357)    (1,583,823)
                                                           ------------   ------------

DEFICIT, END OF PERIOD                                     $(2,786,746)   $(2,786,746)
                                                           ============   ============

                                AUTOCO.COM, INC.
                  Condensed Consolidated Statement of Cash Flow
                            (Unaudited - See Note 1)
                         Six Months ended July 31, 2000


OPERATING
   Net Loss                                                $(1,051,056)
   Depreciation and amortization                                 3,462
                                                           ------------
                                                            (1,047,594)
   Decrease in working capital                                 672,399
                                                           ------------
                                                              (375,195)
                                                           ------------


FINANCING
   Capital lease repayments                                     (7,208)
   Issuance of shares for cash                                     720
   Issuance of shares for repayment of
    related party advances                                           0
   Issuance of debentures for repayment
    of related party advances                                  258,190
   Issuance of debentures for cash                             326,830
                                                           ------------
                                                               578,532
                                                           ------------

INVESTING
   Website development                                        (181,330)
   Purchase of capital assets                                  (19,943)
                                                           ------------
                                                              (201,273)
                                                           ------------

Net increase (decrease) in cash                                  2,064
Cash, beginning of period                                            0
                                                           ------------

CASH, END OF PERIOD                                        $     2,064
                                                           ============

                                Autoco.com, Inc.
            Notes to the Condensed Consolidated Financial Statements
                               as at July 31, 2000


NATURE OF BUSINESS

Autoco.com, Inc. (the Company) is a United States Corporation incorporated under the laws of the State of Minnesota on April 23, 1998. The Company has two wholly owned subsidiaries.

Variegated Ventures Ltd. ("Variegated") is an internet technology development company that provides its services to the automotive industry in North America. Variegated has developed a web site WWW.THEMOTORPAGES.COM which it owns and operates. The web site has been successfully tested in a series of live test auctions. The Motorpages provides internet based technology to the resellers and manufacturers of automobiles to assist in the resale and auction of used vehicles to the auto dealers across North America. This "Business to Business" internet technology is intended to provide the used vehicle automotive industry with a viable alternative to the traditional auto re-marketing and wholesale auction processes.

GTA Auctions & Liquidations Inc. is in the process of being disposed of.

NOTE 1: DISCONTINUED OPERATIONS

Management and the board of Directors of Autoco.com, Inc. (the Company) have adopted a formal plan to dispose of GTA Auctions & Liquidations Inc. (GTA), a wholly owned subsidiary. This plan was adopted as GTA has accumulated a significant working capital deficiency. The continued existence of the company is dependent upon obtaining financing and such financing has become attainable only with agreement to dispose of GTA. Management is confident that further financing is obtainable. With the functional website tested and now nearing completion, the Company is expected to be able to achieve profitable revenue generating operations in the future. Due to the decision to dispose of GTA, GTA is being treated as a discontinued operation. Therefore the results of operations of GTA have not been included in the Company's consolidated financial statements.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation for the period presented. The results of operations for interim periods are not necessarily indicative of results to be achieved for full fiscal years.

As contemplated by the Securities and Exchange Commission (SEC) under Rule 10-01 of Regulation S-X, the accompanying consolidated financial statements and related footnotes have been condensed and do not contain certain information that will be included in the Company's annual consolidated financial statements and footnotes thereto. For further information, refer to the consolidated financial statements and related footnotes for the year ended January 31, 2000 included in the Company's Report on Form 10-SB.

ACCOUNTING POLICIES

These financial statements have been prepared using generally accepted accounting principles which conform to industry practice in the U.S.A. The financial statements are prepared in US dollars.

                                Autoco.com, Inc.
              Notes to Condensed Consolidated Financial Statements
                               as at July 31, 2000


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and only its wholly owned subsidiary, Variegated.

WEBSITE DEVELOPMENT

Website development cost are capitalized and will be written off on a straight line basis over the estimated useful life of three years, once the website becomes commercially viable.

COMPARATIVE FIGURES

No comparative figures have been prepared as the Company and its active subsidiary, Variegated, only commenced operations in late 1999. The comparative period would only comprise amounts from the discontinued operations of GTA and so they have not been provided as they do not present any relevant and meaningful information.

NOTE 3: DEBENTURES

On June 1, 2000 (effective April 30, 2000), a $386,345 9% secured extendable convertible debenture due June 30, 2001 was issued. The conversion price is the lesser of fifty cents per common share, the lowest price at which the common shares of the Company were issued, or the 20 day weighted average trading price of the common shares for the 20 trading days immediately prior to the conversion.

Thereafter, the Company issued secured extendible convertible Debentures in the amount of $198,675 with a two year term period. The Debentures carry a coupon rate of Nil for the first nine months and 12% for the remainder of the term period. The conversion price is the lesser of fifty cents per common share or thirty percent (30%) of the 30 day weighted average trading price of the common shares for the 30 trading days immediately prior to the conversion (with a minimum conversion price of Cdn $0.05 per common share).

NOTE 4: CAPITAL STOCK

COMMON SHARES

AUTHORIZED
100,000,000 common shares - .001 no par value

ISSUED                                             Number              Dollar
                                                  of Shares            Value
                                                 ------------       ------------

Opening Balance, January 31, 2000                 19,936,667         $   19,937

Issuance of shares                                 4,183,667         $    6,044
                                                 ------------       ------------

Closing Balance, July 31, 2000                    24,120,334         $   25,981
                                                 ============       ============

                                Autoco.com, Inc.
              Notes to Condensed Consolidated Financial Statements
                               as at July 31, 2000


NOTE 5: COMPENSATION AND PROFESSIONAL SERVICES EXPENSE AND STOCK OPTIONS

The Company's stock option plan, established May 1, 1999. The options generally vested immediately. The exercise prices for the options granted under the plan are generally equal to or greater than the market value at their grant date.

On June 15, 2000 the Company issued 1,500,000 options to the members of the advisory board of the Company with an exercise price of $0.5. These options are accounted for under SFAS no 123 "Accounting for Stock-Based Compensation". The standard contains a fair value based method for valuing stock-based compensation that entities may use, and measure compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. The compensation expense for the period amounted to $515,204.

During July 2000 the Company cancelled 300,000 options previously granted to a director and various employees.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions used for grants. Expected volatility of 164.19%, risk free interest rate of 6.43% and expected lives of 1.5 years. The estimated fair value of each option was determined to be $0.343.

A summary of the status of the Company's option plans as of July 31, 2000 and changes during the period ending on that date is represented below:

                                                 Shares           Weighted Avg.
                                               -------------      -------------

Outstanding, beginning of period                  1,040,000       $       0.50
Granted                                           1,500,000       $       0.50
Cancelled                                          (300,000)      $       0.50
Exercised                                                 -
Outstanding, end of period                        2,240,000       $       0.50
                                               =============

Options exercisable at period end                 2,240,000
                                               =============

Weighted average fair value of options
   granted during the period                                      $       0.34
                                               =============      -------------

The following table summarizes information about options outstanding and exercisable at July 31, 2000:

Range of            Number             Weighted Avg.
Exercise         Outstanding             Remaining            Weighted Avg.
Prices         and Exercisable       Contractual Life        Exercise Price
--------       ---------------       -----------------       --------------
$  0.50             2,240,000              1.78 years        $         0.5

                                               AUTOCO.COM, INC.
                                               (FORMERLY DATA ACQUISITION
                                               TECHNOLOGIES, INC.)
                                               CONSOLIDATED FINANCIAL STATEMENTS
                                               (Expressed in U.S. dollars)
                                               October 31, 2000
                                               Unaudited

                               AUTOCO.COM, INC.
                      Condensed Consolidated Balance Sheet
                             as at October 31, 2000
                                   (Unaudited)

                                                           October 31,     January 31,
                                                               2000          2000
                                                           ------------   ------------
ASSETS

Current
   Cash                                                    $       248     $        0
   Accounts receivable                                               0         37,379
   Inventory                                                         0        178,736
   Advances receivable                                          28,141         49,391
   Recoverable tax                                              29,571              0
   Prepaid & deposits                                                0         11,321
                                                           ------------   ------------
                                                                57,960        276,827
                                                           ------------   ------------

Capital assets                                                  19,630         77,342
Website development costs                                      257,763         52,219
Intangibles                                                      1,831          1,940
Goodwill                                                             0        647,818
                                                           ------------   ------------
                                                               279,224        779,319
                                                           ------------   ------------

Investment (Note 1)                                                  0              0
                                                           ------------   ------------
                                                           $   337,184    $ 1,056,146
                                                           ============   ============


LIABILITIES
Current
   Bank indebtedness                                               367        101,081
   Accounts payable and accrued liabilities                    539,271      1,100,874
   Due to related parties                                      175,464        643,670
   Capital leases                                                6,013          6,877
   Loans payable                                                     0         51,121
                                                           ------------   ------------
                                                               721,115      1,903,623
                                                           ------------   ------------

   Capital leases                                                5,546         12,919
   Debentures (Note 3)                                         568,136              0
                                                           ------------   ------------
                                                             1,294,797      1,916,542
                                                           ------------   ------------
SHAREHOLDERS' DEFICIENCY
Capital Stock (Note 4)                                          27,807         19,937
Contributed surplus                                          2,082,508         86,566
Translation variance                                            50,519              0
Mutual and reciprocal shareholdings                                  0        (10,000)
Comprehensive loss                                                   0        (24,542)
Deficit                                                     (3,118,447)      (932,357)
                                                           ------------   ------------
                                                              (957,613)      (860,396)
                                                           ------------   ------------
                                                           $   337,184    $ 1,056,146
                                                           ============   ============

                                AUTOCO.COM, INC.
                 Condensed Consolidated Statement of Operations
                            (Unaudited - See Note 1)


                                                         9 months ended  3 months ended
                                                            October 31,   October 31,
                                                               2000           2000
                                                           ------------   ------------
REVENUE                                                    $         0    $         0
                                                           ------------   ------------

SELLING AND ADMINISTRATION EXPENSE
   Administration salaries                                   1,115,118        112,709
   Advertising                                                 168,553            553
   Depreciation and Amortization                                 4,707          1,245
   Benefits                                                      5,310            512
   Commissions                                                   1,535            664
   Consulting                                                  735,365          4,973
   Entertainment                                                 3,181          3,036
   Insurance                                                     2,041            399
   Interest and Bank charges                                     1,108            558
   Management Fees                                             187,708        141,874
   Office and general                                           38,786         10,664
   Professional Fees                                            57,492         10,278
   Rent                                                         12,347          4,892
   Telephone                                                    22,275         10,962
   Travel and Living                                           154,601             17
   Vehicle Expense                                              20,373          9,353
                                                           ------------   ------------
                                                             2,530,500        312,689
                                                           ------------   ------------

NET LOSS FOR PERIOD                                         (2,530,500)      (312,689)

GAIN FROM DISCONTINUED OPERATIONS                             (344,410)       (19,012)
                                                           ------------   ------------

NET LOSS                                                    (2,186,090)      (331,701)

Deficit, beginning of period                                  (932,357)    (2,786,746)
                                                           ------------   ------------

DEFICIT, END OF PERIOD                                     $(3,118,447)   $(3,118,447)
                                                           ============   ============

                                AUTOCO.COM, INC.
                  Condensed Consolidated Statement of Cash Flow
                            (Unaudited - See Note 1)
                       Nine Months ended October 31, 2000


OPERATING
   Net Loss                                                $(1,171,369)
   Depreciation and amortization                                 4,707
                                                           ------------
                                                            (1,166,662)
   Decrease in working capital                                 887,527
                                                           ------------
                                                              (279,135)
                                                           ------------


FINANCING
   Capital lease repayments                                     (7,373)
   Issuance of shares for cash                                     720
   Issuance of shares for repayment of
    related party advances                                           0
   Issuance of debentures for repayment
    of related party advances                                  468,206
   Issuance of debentures for cash                              99,930
                                                           ------------
                                                               561,483
                                                           ------------


INVESTING
   Website development                                        (257,763)
   Purchase of capital assets                                  (24,337)
                                                           ------------
                                                              (282,100)
                                                           ------------


Net increase (decrease) in cash                                    248
Cash, beginning of period                                            0
                                                           ------------

CASH, END OF PERIOD                                        $       248
                                                           ============

                                Autoco.com, Inc.
            Notes to the Condensed Consolidated Financial Statements
                             as at October 31, 2000


NATURE OF BUSINESS

Autoco.com, Inc. (the Company) is a United States Corporation incorporated under the laws of the State of Minnesota on April 23, 1998. The Company has two wholly owned subsidiaries.

Variegated Ventures Ltd. ("Variegated") is an Internet technology development company that provides its services to the automotive industry in North America. Variegated has developed a web site WWW.THEMOTORPAGES.COM which it owns and operates. The web site has been successfully tested in a series of live test auctions. The Motorpages provides Internet based technology to the resellers and manufacturers of automobiles to assist in the resale and auction of used vehicles to the auto dealers across North America. This "Business to Business" Internet technology is intended to provide the used vehicle automotive industry with a viable alternative to the traditional auto re-marketing and wholesale auction processes.

GTA Auctions & Liquidations Inc. is in the process of being disposed of.

NOTE 1: DISCONTINUED OPERATIONS

Management and the board of Directors of Autoco.com, Inc. (the Company) have adopted a formal plan to dispose of GTA Auctions & Liquidations Inc. (GTA), a wholly owned subsidiary. This plan was adopted as GTA has accumulated a significant working capital deficiency. The continued existence of the company is dependent upon obtaining financing and such financing has become attainable only with agreement to dispose of GTA. Management is confident that further financing is obtainable. With the functional website tested and now nearing completion, the Company is expected to be able to achieve profitable revenue generating operations in the future. Due to the decision to dispose of GTA, GTA is being treated as a discontinued operation. Therefore the results of operations of GTA have not been included in the Company's consolidated financial statements.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation for the period presented. The results of operations for interim periods are not necessarily indicative of results to be achieved for full fiscal years.

As contemplated by the Securities and Exchange Commission (SEC) under Rule 10-01 of Regulation S-X, the accompanying consolidated financial statements and related footnotes have been condensed and do not contain certain information that will be included in the Company's annual consolidated financial statements and footnotes thereto. For further information, refer to the consolidated financial statements and related footnotes for the year ended January 31, 2000 included in the Company's Report on Form 10-SB.

ACCOUNTING POLICIES

These financial statements have been prepared using generally accepted accounting principles which conform to industry practice in the U.S.A. The financial statements are prepared in US dollars.

                                Autoco.com, Inc.
              Notes to Condensed Consolidated Financial Statements
                             as at October 31, 2000


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and only its wholly owned subsidiary, Variegated.

WEBSITE DEVELOPMENT

Website development cost are capitalized and will be written off on a straight line basis over the estimated useful life of three years, once the website becomes commercially viable.

COMPARATIVE FIGURES

No comparative figures have been prepared as the Company and its active subsidiary, Variegated, only commenced operations in late 1999. The comparative period would only comprise amounts from the discontinued operations of GTA and so they have not been provided as they do not present any relevant and meaningful information.

NOTE 3: DEBENTURES

On June 1, 2000 (effective April 30, 2000), a $386,345 9% secured extendable convertible debenture due June 30, 2001 was issued. The conversion price is the lesser of fifty cents per common share, the lowest price at which the common shares of the Company were issued, or the 20 day weighted average trading price of the common shares for the 20 trading days immediately prior to the conversion.

Thereafter, the Company issued secured extendible convertible Debentures in the amount of $181,791 with a two year term period. The Debentures carry a coupon rate of Nil for the first nine months and 12% for the remainder of the term period. The conversion price is the lesser of fifty cents per common share or thirty percent (30%) of the 30 day weighted average trading price of the common shares for the 30 trading days immediately prior to the conversion (with a minimum conversion price of Cdn $0.20 per common share).

NOTE 4: CAPITAL STOCK

COMMON SHARES

AUTHORIZED
100,000,000 common shares - .001 par value

ISSUED                                             Number              Dollar
                                                  of Shares            Value
                                                 ------------       ------------

Opening Balance, January 31, 2000                 19,936,667            $19,937

Issuance of shares                                 4,899,729            $ 7,870
                                                 ------------       ------------

Closing Balance, October 31, 2000                 24,836,396            $27,807
                                                 ============       ============

                                Autoco.com, Inc.
              Notes to Condensed Consolidated Financial Statements
                             as at October 31, 2000


NOTE 5: COMPENSATION AND PROFESSIONAL SERVICES EXPENSE AND STOCK OPTIONS

The Company's stock option plan, established May 1, 1999. The options generally vested immediately. The exercise prices for the options granted under the plan are generally equal to or greater than the market value at their grant date.

On September 01, 2000 the Company issued 660,000 options to the members of the advisory board of the Company with an exercise price of CAD$0.2 (US$0.14). These options are accounted for under SFAS no 123 "Accounting for Stock-Based Compensation". The standard contains a fair value based method for valuing stock-based compensation that entities may use, and measure compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. The compensation expense for the period amounted to $95,650.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions used for grants. Expected volatility of 199%, risk free interest rate of 5.91% and expected lives of 3 years. The estimated fair value of each option was determined to be $0.145.

A summary of the status of the Company's option plans as of October 31, 2000 and changes during the period ending on that date is represented below:

                                                 Shares           Weighted Avg.
                                               -------------      -------------

Outstanding, beginning of period                  2,240,000       $       0.50
Granted                                             660,000       $       0.14
Exercised                                                 -
Outstanding, end of period                        2,900,000       $       0.42
                                               =============

Options exercisable at period end                 2,900,000
                                               =============

Weighted average fair value of options
   granted during the period                                      $       0.14
                                               =============      -------------

The following table summarizes information about options outstanding and exercisable at October 31, 2000:

Range of            Number             Weighted Avg.
Exercise         Outstanding             Remaining            Weighted Avg.
Prices         and Exercisable       Contractual Life        Exercise Price
--------       ---------------       -----------------       --------------
$  0.14               660,000              2.83 years        $        0.14
$  0.50             2,240,000              1.52 years        $        0.50
               ---------------
                    2,900,000
               ---------------